UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2014

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2014 to March 31, 2014)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s annual business report for the three months ended March 31, 2014 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	252,475	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	68,587	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	205,792	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	11,974
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,237
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,044,349	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	16,181
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	21,446
Open Innovation Fund	Dec. 22, 2008	Investment partnership	27,996
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	277,300	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	56,276	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	48,369
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	56,677	Material
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	12,108
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	2,528,054	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	1,793
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	697
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	22,399
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Holding company for overseas commerce	20,713
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	27,625
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	23,759
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	3,166
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,261
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics manufacturing	17,894

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	11,773
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	33,876
YTK Investment Ltd.	Jul. 1, 2010	Investment	42,118
Atlas Investment	Jun. 24, 2011	Investment	40,218

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology. In September 2013, beginning with the Seoul area, the Company also began offering wideband LTE service, which utilizes the 1.8 GHz band to enhance the customer experience of new and existing LTE customers. The Company plans to increase profitability by adaptively strengthening its fundamental competitive basis for customer retention to the age of large data. In order to transition to a competitive model based on differentiated customer experiences of products and services, the Company will pioneer information and communication technology (“ICT”) trends through innovative services such as ‘T-Phone’ which provides customers an innovative call experience. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products.

In the business-to-business area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. With increasing video on demand usage and the potential to expand into other business areas such as advertising and shopping, the Company expects that the mobile IPTV services business will grow in the mid- to long-term. Additionally, from a mid- to long-term perspective, the Company will continue its efforts to identify and develop new growth businesses, such as health care, while simultaneously considering opportunities for growth momentum utilizing the Company’s big data and related technologies in areas such as the intelligence business.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. The Company operates customer call centers in Seoul and provides telemarketing services through Service Ace Co., Ltd., a subsidiary. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In April 1999, SK Broadband launched its high-speed Internet service and landline phone service in Seoul, Busan, Incheon and Ulsan, and currently provides such services nationwide. SK Broadband also began providing commercialized TV-Portal service in July 2006 and, after receiving its IPTV business license in September 2008, began providing commercialized IPTV service in January 2009.

(3)	Other businesses

With respect to the Company’s e-commerce business, 11th Street, a platform service that connects various sellers and purchasers online, continues to gain market share. In the commerce platform business area, the Company provides an increasing number of products involving OK Cashbag, Korea’s largest loyalty mileage program with 37 million members, and Smart Wallet, Korea’s largest mobile wallet service with 11.2 million members as of March 31, 2014. By providing optimal marketing solutions to partner businesses by incentivizing consumers to continually choose their products and services on the one hand, and providing benefits such as discount coupons and loyalty points to customers on the other hand, the Company’s commerce platform business is evolving into a commercial platform that connects businesses and individuals. In the location-based services business area, users of the Company’s T-Map Navigation service reached 19.4 million as of March 31, 2014. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 22.4 million subscribers as of March 31, 2014 and which the Company plans to expand globally. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment. In addition, the Company develops, creates, supplies and maintains system software related to its platform business and provides other online information services through M&Service Co., Ltd. (“M&Service”), one of its subsidiaries.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase. The Company’s equity interest in SK Hynix decreased to 20.6% after certain convertible bonds issued by SK Hynix were converted into shares upon the exercise of conversion rights by their holders during the three months ended September 30, 2013.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The closing date of such investment is April 2, 2014 and the cumulative investment amount will total Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. in order to rebalance its investment portfolio.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

(2)	Disposition of shares of Loen Entertainment

During the year ended December 31, 2013, SK Planet sold 13,294,369 shares (52.6% ownership interest) of Loen Entertainment, a company engaged in the publishing of music and provision of online music services, to Star Invest Holdings Limited. Consideration for the sale amounted to Won 265,887 million, and following the disposition of shares, SK Planet’s ownership interests in Loen Entertainment decreased to 15.0%. As a result of the transaction, Loen Entertainment was excluded from scope of consolidation.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Disposition and acquisition of businesses

1.	Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2.	Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3.	Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

4.	Disposition of the Cyworld division

Pursuant to the March 8, 2014 resolution of its board of directors, SK Communications sold the Cyworld service and certain assets to Cyworld Co., Ltd. on April 8, 2014 for a purchase price of Won 2,824 million.

(2)	Disposition of shares

1.	Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50 billion principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2.	Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3.	Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4.	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile division of SK Networks, an affiliate, for a purchase price of Won 123.7 billion. The board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd., an affiliate, for a purchase price of Won 10.9 billion and the purchase was completed on April 30, 2014.

[M&Service]

Following the merger into SK Planet by SK Marketing & Company, which held a 100% equity stake in M&Service, on February 1, 2013, SK Planet holds a 100% equity stake in M&Service as of March 31, 2014.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On April 23, 2013, the Company issued two tranches of fixed-rate unsecured bonds in the principal amounts of Won 230 billion (with an annual interest rate of 3.03% and a maturity date of April 23, 2023) and Won 130 billion (with an annual interest rate of 3.22% and a maturity date of April, 23, 2033).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135,108 million in financial costs in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not exercised for conversion by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was delivered in full as of January 6, 2014.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

[SK Communications]

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of March 31, 2014, 22 lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

3.	Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2014)			(Unit: in shares)
Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	9,809,375	—	9,809,375	—
VI. Number of shares outstanding (IV-V)	70,936,336	—	70,936,336	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of March 31, 2014)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)

Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	7,086,028	—	—	—	7,086,028
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
	Other acquisition		Common shares	(1,163,363)	—	—	—	(1,163,363)
			Preferred shares	—	—	—	—	—

	Total		Common shares	9,809,375	—	—	—	9,809,375

			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

4.	Status of Voting Rights

(As of March 31, 2014)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,809,375	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	70,936,336	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(3)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(5)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(7)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2013	As of and for the year ended December 31, 2012	As of and for the year ended December 31, 2011
Par value per share (Won)		500	500	500
Net income		910,157	1,242,767	1,694,363
Net income per share (Won)		12,837	17,832	24,002

Total cash dividend		666,374	655,133	656,533

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		73.2	52.7	38.7
Cash dividend yield ratio (%)	Common share	4.1	6.2	6.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	The above figures were prepared based on separate financial statements. Net income per share means basic net income per share.

*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 666,374 million for the year ended December 31, 2013 includes the total interim dividend amount of Won 70,508 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
	Service Ace Co., Ltd.	Customer call center operations and telemarketing services
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, creation, supply and maintenance services and other online information services
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A.	Industry Characteristics

As of December 31, 2013, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. We expect network technologies will continue to evolve with wideband LTE-A service expected to be commercialized in the second half of 2014 and 3band LTE-A service, which bundles three different bandwidths, to be commercially available as early as late 2014.

B. Growth Potential

(Unit: in 1,000 persons)
		As of March 31,	As of December 31,
Classification		2014	2013	2012	2011	2010
Number of subscribers	SK Telecom	27,814	27,352	26,961	26,553	25,705
	Others (KT, LGU+)	27,348	27,328	26,663	25,954	25,062

	Total	55,162	54,680	53,624	52,507	50,767

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2014	2013	2012	2011	2010
Mobile communication services	50.4	50.0	50.3	50.6	50.6

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts, although it experienced a temporary increase in expenses during the first three months of 2014 due to excessive competition. During the three months ended March 31, 2014, the Company recorded Won 4.2 trillion in revenue and Won 250 billion in operating income on a consolidated basis and Won 3.3 trillion in revenue and Won 250 billion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of March 31, 2014 was 27.81 million, an increase of approximately 460,000 from the previous quarter. In particular, the number of smartphone subscribers as of March 31, 2014 was 18.82 million, an increase of approximately 530,000 from the previous quarter, including 14.77 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial LTE-A services in June 2013. In September 2013, the Company launched commercial wideband LTE services utilizing its newly acquired 1.8 GHz band. Following provision of such services throughout Seoul and other metropolitan cities, the Company plans to expand coverage nationwide by July 2014. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and ‘T Baseball Multiview,’ which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 17 years, 16 years and 14 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products which address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products are continuing to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings including mobile IPTV, bundled wireless and IPTV products and “smart” set-top box services for smart televisions. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services has greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)
Classification		As of March 31,	As of December 31,
		2014	2013	2012
Fixed-line Subscribers	High-speed Internet	18,853	18,738	18,253
	Fixed-line telephone	17,427	17,620	18,261
	IPTV (real-time)	9,017	8,522	6,310

*	Source: MSIP website, Korea Communications Commission website and the Korea Digital Media Industry Association website.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of March 31,	As of December 31,
	2014	2013	2012
High-speed Internet (include resales)	24.6	24.4	24.1
Fixed-line telephone (include Voice over Internet Protocol)	16.9	16.9	16.7
IPTV (real-time)	25.0	24.4	22.2

*	Source: MSIP website, Korea Communications Commission website and the Korea Digital Media Industry Association website.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services and on the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding its subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, in September 2013, the Company developed video compression technology for its ultra-high definition IPTV services and, in the first quarter of 2014, the Company developed and commercialized transmission technology that enables efficient utilization of the limited frequencies in hybrid fiber-coaxial networks. Furthermore, the Company recently gained a competitive advantage for the provision of high-quantity, high-quality broadcasting by becoming the first service provider in the IPTV industry to commercialize direct-to-TV ultra high-definition service without the installation of set-top boxes.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continues to increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of online business models by off-line operators.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street and OK Cashbag, its digital contents business such as T Store and Hoppin, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, an Indonesian wireless telecommunications company.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 37 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

Smart Wallet is Korea’s largest mobile wallet service that allows smartphones to be used for the issue and management of membership cards and for the use of coupons, gift token messages and gift vouchers, as well as for purchases. Through its membership affiliations in the areas of shopping, leisure, dining, airlines and beauty, Smart Wallet boosts the convenience factor in the daily commerce activities of its users, and through future affiliations with OK Cashbag, is expected to develop into a comprehensive commerce platform.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 19.36 million as of March 31, 2014, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 22.35 million subscribers and cumulative downloads of 2.0 billion as of March 31, 2014, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service enables subscribers to enjoy wide-ranging video on demand contents. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had the largest market share of 41.4% in the instant messenger market in Korea with 6 million net users during the first three months of 2014. The Company’s Internet search portal service, “Nate,” had a page-view market share of 5.3% as of April 30, 2014. (Source: Korean Click, based on fixed-line access)

ø	Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	3,357,944 (79.9%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	600,613 (14.3%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., M&Service Co., Ltd.,	Internet portal service, e-commerce and investment	OK Cashbag, NATE, T Store, T-Map Navigation and others	243,363 (5.8%)
Total				4,201,920 (100.0%)

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds (daytime calls) and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of March 31, 2014, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of March 31, 2014, broadband Internet and TV services comprised 46.3% of SK Broadband’s revenue, telephony service 24.0%, corporate data services 23.5% and other telecommunications services 6.2%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	T Store, 11th Street, T Map, Hoppin, OK Cashbag and others
Display advertisement	Online advertisement services	Nate, Nate-On
Search advertisement	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2014	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	2,651	—

Total					21,000	2,651	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2014	2015	2016
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

					(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	For the three months ended March 31, 2014	Backbone and subscriber network / others	Expand subscriber networks and facilities	797	177	To be determined
Telephone						7
Television						211
Corporate Data				Increase leased-line and integrated information system		386
Others				Expand networks and required space		16

Total					797	797

4.	Revenues

				(Unit: in millions of Won)
Business	Sales type	Item		For the three months ended March 31, 2014	For the year ended December 31, 2012*	For the year ended December 31, 2011*
Wireless	Services	Mobile communication	Export	339	2,526	14,202
			Domestic	3,357,605	13,313,006	13,204,702
			Subtotal	3,357,944	13,315,532	13,218,904
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	35,279	28,002	29,883
			Domestic	565,334	2,296,387	2,163,978
			Subtotal	600,613	2,324,389	2,193,861
Other	Services	Display and Search ad., Content	Export	—	14,049	4,698
			Domestic	243,363	948,084	723,946
			Subtotal	243,363	962,133	728,644

Total			Export	35,618	44,577	48,783

			Domestic	4,166,302	16,557,477	16,092,626

			Total	4,201,920	16,602,054	16,141,409

*	Revenue for the year ended December 31, 2011 has been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

(Unit: in millions of Won)
For the three months ended March 31, 2014	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,715,091	735,241	420,215	4,870,547	(668,627)	4,201,920
Internal sales	357,147	134,628	176,852	668,627	(668,627)	—
External sales	3,357,944	600,613	243,363	4,201,920	—	4,201,920
Operating income (loss)	260,421	15,382	(23,407)	252,396	—	252,396
Net income (loss)	—	—	—	—	—	332,577

Total assets	22,710,345	3,207,206	2,941,881	28,859,432	(2,792,206)	26,067,226

Total liabilities	9,669,003	1,948,975	787,924	12,405,902	(163,634)	12,242,268

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of March 31, 2014 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	United Overseas Bank	Dec. 15, 2011 – Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank and Citibank	Dec. 15, 2011 – Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$97,929,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Current assets:
Convertible option(*2) (face amounts of Won 1,500 million)	—	—	—	—	10	10
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(36,990)	(11,809)	(29,533)	129,806	—	51,474
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	7,880	2,516	(4,419)	—	—	5,977
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(879)	—	2,220	—	—	1,341

Total assets						58,802

Non-current liabilities:
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	21	7	(2,263)	—	—	(2,235)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	5,697	1,819	(22,237)	—	—	(14,721)
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(5,424)	(1,731)	(2,159)	—	—	(9,314)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(9,904)	(3,162)	(15,074)	—	—	(28,140)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	6,098	1,945	(38,748)	—	—	(30,705)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$97,929,000)	(3,040)	(971)	1,421	—	—	(2,590)

Total liabilities						(87,705)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to Won 10 million was accounted for as derivative financial assets.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Real Estate	Individuals	January 1, 2014	April 30, 2014	Purchase of land for construction of new headquarters and 8 other buildings	86
Subtotal					86

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renews every two years unless specific amendments are requested
KEPCO	Provision of electric facilities	From Dec. 2013 to Nov. 2014	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Communications	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Daum Communications have agreed not to publicly disclose the contract period with respect to the contract with Daum Communications.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2014	For the year ended December 31,		Remarks
			2013	2012
	Raw material	56	38	42	—
	Labor	17,016	79,865	59,050	—
	Depreciation	47,376	158,158	163,295	—
	Commissioned service	24,412	22,923	62,399	—
	Others	13,319	102,668	61,546	—
	Total R&D costs	102,179	363,652	346,332	—
Accounting	Sales and administrative expenses	100,906	352,385	304,557	—
	Development expenses (Intangible assets)	1,273	11,267	41,775	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.43%	2.19%	2.12%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 5,151 Korean-registered patents, 306 U.S.-registered patents, 209 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 897 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 409 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2014, SK Planet held 2,293 registered patents, 104 registered design marks, 1,168 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 77 U.S.-registered patents, 76 Chinese-registered patents, 45 Japanese-registered patents, 22 E.U.-registered patents (all including patents held jointly with other companies) and 213 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2014, SK Communications held 73 registered patents, 26 registered design rights and 723 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

	(Unit: in millions of Won except number of companies)
	As of March 31, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Assets
Current Assets	4,781,781	5,123,415	5,294,421	6,117,479
• Cash and Cash Equivalents	1,067,354	1,398,639	920,125	1,650,794
• Accounts Receivable – Trade, net	2,245,130	2,257,316	1,954,920	1,823,170
• Accounts Receivable – Other, net	641,673	643,603	582,098	908,836
• Others	827,624	823,857	1,837,278	1,734,679
Non-Current Assets	21,285,445	21,453,100	20,301,138	18,248,557
• Long-Term Investment Securities	940,901	968,527	953,712	1,537,945
• Investments in Associates and Joint Ventures	5,490,421	5,325,297	4,632,477	1,384,605
• Property and Equipment, net	9,966,833	10,196,607	9,712,719	9,030,998
• Intangible Assets, net	2,653,885	2,750,782	2,689,658	2,995,803
• Goodwill	1,733,261	1,733,261	1,744,483	1,749,933
• Others	500,144	478,626	568,089	1,549,273

Total Assets	26,067,226	26,576,515	25,595,559	24,366,036

Liabilities
Current Liabilities	6,283,342	6,069,220	6,174,895	6,673,590
Non-Current Liabilities	5,958,926	6,340,738	6,565,882	4,959,737

Total Liabilities	12,242,268	12,409,958	12,740,777	11,633,327

Equity
Equity Attributable to Owners of the Parent Company	13,113,486	13,452,372	11,854,777	11,661,881
Share Capital	44,639	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	317,367	317,508	(288,883)	(285,347)
Retained Earnings	12,772,574	13,102,495	12,124,657	11,642,525
Reserves	(21,094)	(12,270)	(25,636)	260,064
Non-controlling Interests	711,472	714,185	1,000,005	1,070,828

Total Equity	13,824,958	14,166,557	12,854,782	12,732,709

Total Liabilities and Equity	26,067,226	26,576,515	25,595,559	24,366,036

Number of Companies Consolidated	28	28	32	31

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012*	For the year ended December 31, 2011*
Operating Revenue	4,201,920	16,602,054	16,141,409	15,803,174
Operating Income	252,396	2,011,109	1,730,049	2,266,197
Profit Before Income Tax	332,577	1,827,101	1,519,368	2,212,273
Profit for the Period	267,309	1,609,549	1,115,663	1,582,073
Profit for the Period Attributable to Owners of the Parent Company	269,814	1,638,964	1,151,705	1,612,889
Profit for the Period Attributable to Non-controlling Interests	(2,505)	(29,415)	(36,042)	(30,816)
Basic Earnings Per Share (Won)	3,804	23,211	16,525	22,848
Diluted Earnings Per Share (Won)	3,804	23,211	16,141	22,223

*	Financial information for the years ended December 31, 2011 and 2012 have been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

B. Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D. Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

			(Unit: in millions of Won)
	As of March 31, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Assets
Current Assets	2,563,759	2,817,782	2,589,699	3,948,077
• Cash and Cash Equivalents	321,657	448,459	256,577	895,558
• Accounts Receivable – Trade, net	1,471,702	1,513,138	1,407,206	1,282,234
• Accounts Receivable – Other, net	330,775	388,475	383,048	774,221
• Others	439,625	467,710	542,868	996,064
Non-Current Assets	19,692,242	20,009,637	19,659,803	16,572,450
• Long-Term Investment Securities	670,749	729,703	733,893	1,312,438
• Investments in Subsidiaries and Associates	8,010,121	8,010,121	7,915,547	4,647,506
• Property and Equipment, net	7,282,205	7,459,986	7,119,090	6,260,169
• Intangible Assets, net	2,153,064	2,239,167	2,187,872	2,364,795
• Goodwill	1,306,236	1,306,236	1,306,236	1,306,236
• Others	269,867	264,424	397,165	681,306

Total Assets	22,256,001	22,827,419	22,249,502	20,520,527

Liabilities
Current Liabilities	4,511,948	4,288,07	4,343,086	4,467,006
Non-Current Liabilities	4,912,019	5,223,938	5,529,368	4,087,219

Total Liabilities	9,423,967	9,512,011	9,872,454	8,554,225

Equity
Share Capital	44,639	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	433,894	433,894	(236,160)	(236,016)
Retained Earnings	12,220,249	12,665,699	12,413,981	11,837,185
Reserves	133,252	171,176	154,588	320,494

Total Equity	12,832,034	13,315,408	12,377,048	11,966,302

Total Liabilities and Equity	22,256,001	22,827,419	22,249,502	22,520,527

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Operating Revenue	3,263,703	12,860,379	12,332,719	12,551,255
Operating Income	251,294	1,969,684	1,675,388	2,184,498
Profit Before Income Tax	195,944	1,220,797	1,546,719	2,274,421
Profit for the Period	153,533	910,157	1,242,767	1,694,363
Basic Earnings Per Share (Won)	2,164	12,837	17,832	24,002
Diluted Earnings Per Share (Won)	2,164	12,837	17,406	23,343

B.	Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

3.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

— Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Three months ended March 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2014	—	—
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

3.	Auditor (Separate)

Three months ended March 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2014	—	—
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

		(Unit: in thousands of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	1,280,000	17,890
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	1,250,000	17,796
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review Quarterly review Separate financial statements audit Consolidated financial statements audit English financial statements review and other audit task	1,220,000	19,583

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2014	N/A	—	—	—
Year ended December 31, 2013	N/A	—	—	—
Year ended December 31, 2012	N/A	—	—	—

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A. Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of May 8, 2014)
Total number of persons	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an inside director and Jae Hyeon Ahn was elected as an independent director and a member of the audit committee.

B. Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
361st (the 1st meeting of 2014)	February 6, 2014

•       Financial statements as of and for the year ended December 31, 2013

•       Annual business report as of and for the year ended December 31, 2013

•       Report of internal accounting management

•       Report for the period after the fourth quarter of 2013

Approved as proposed Approved as proposed — —
362nd (the 2nd meeting of 2014)	February 20, 2014

•       2014 transaction of goods, services and assets with SK Planet Co., Ltd.

•       Rights offering by PS&Marketing Co., Ltd.

•       Convocation of the 30th General Meeting of Shareholders

•       Evaluation results of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed —
363rd (the 3rd meeting of 2014)	March 21, 2014

•       Election of the chief executive officer

•       Election of the chairman of the Board of Directors

•       Election of committee members

•       Financial transactions with affiliated company (SK Securities)

•       Provision of funds for management of the 2014 SUPEX meetings

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
364th (the 4th meeting of 2014)	April 24, 2014	• Asset transactions relating to B Box with SK Broadband • Bond offering • Financial transactions with affiliated company (SK Securities) • Report for the period after the first quarter of 2014	Approved as proposed Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of May 8, 2014)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Jay Young Chung	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	Dong Seob Jee	Jae Hyeon Ahn, Hyun Chin Lim, Jay Young Chung	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Jae Hoon Lee	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 25, 2014 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2014	February 5, 2014

•       Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•       Review of business and audit results for the second half of 2013 and business and audit plans for 2014

•       Report of internal accounting management system

Approved as proposed — —
The 2nd meeting of 2014	February 19, 2014

•       Report on the IFRS audit of fiscal year 2013

•       Report on review of 2013 internal accounting management system

•       Evaluation of internal accounting management system operation

•       Agenda and document review for the 30th General Meeting of Shareholders

•       Auditor’s report for fiscal year 2013

•       IT service management contract for 2014

•       Service contract with SK Wyverns for 2014

•       Service contract with SKTCH

•       Construction of fixed-line and wireless networks in 2014

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2014	March 20, 2014	• Transactions with SK C&C Co., Ltd. in the second quarter of 2014	Approved as proposed
The 4th meeting of 2014	April 23, 2014

•     Election of chairman

•       Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•       Construction of fixed-line and wireless network facilities for 2014

•       Remuneration for outside auditor for fiscal year 2014

•       Outside auditor service plan for fiscal year 2014

•       Audit plan for fiscal year 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of March 31, 2014)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.5%	44.5%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		28.2%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	72.7%	83.1%	10.0%

	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	Entis	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SKC
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.9%			67.3%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	99.9%	50.0%	83.5%	67.3%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae	SK Telesys	Gimcheon Energy Services	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SKC							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%
SK E&S	100.0%	100.0%						80.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			100.0%
SK Hynix
Ko-one Energy Service										100.0%
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	80.0%	50.0%	100.0%

	Invested companies
Investing company	SK D&D	Natruck	SK Hynix	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical						100.0%
SK Networks				100.0%						86.5%
SK Telecom			20.6%					100.0%
SK Chemicals
SKC									80.0%
SK E&C	45.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet							64.5%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	45.0%	100.0%	20.6%	100.0%	100.0%	100.0%	64.5%	100.0%	80.0%	86.5%

Investing company	Invested companies
	Commerce Planet	Initz	SKC Solmics Co., Ltd.	SK Broadband	LC&C	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks					100.0%
SK Telecom				50.6%			100.0%
SK Chemicals		66.0%						44.0%
SKC			41.4%
SK E&C
SK Gas
SK C&C
SK E&S						100.0%			100.0%	89.5%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	66.0%	41.4%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	89.5%

	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	SKC Lighting	Bizen	SK HY ENG	HYSTEC	Silicon File	SK Biopharmaceuticals
SK Holdings			100.0%							100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SKC					98.8%
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix							100.0%	100.0%	27.9%
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	98.8%	99.0%	100.0%	100.0%	27.9%	100.0%

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SKC				90.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	32.0%	42.0%	90.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Ulsan Aromatics	SK Continental E-Motion Korea	G.Hub	SK Incheon Petrochem	SK Trading International	Boryeong LNG Terminal
SK Holdings
SK Innovation				100.0%	100.0%
SK Energy
SK Global Chemical	50.0%
SK Networks
SK Telecom
SK Chemicals
SKC
SK E&C
SK Gas			100.0%
SK C&C
SK E&S						50.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion		100.0%
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	50.0%	100.0%	100.0%	100.0%	100.0%	50.0%

*	Change in company names:

•	Ulsan Aromatics changed its name from Arochemi

•	Happynarae changed its name from MRO Korea

•	Bizen changed its name from Telsk

•	SK Hystec changed its name from Hystec

•	SK HY ENG changed its name from Hynix Engineering

•	Entis changed its name from SK Sci-tech

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2014)					(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	4,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00

Total		Common share	20,366,290	25.22	20,368,290	25.22

B. Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company and as of March 31, 2014, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

			(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	905,691	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	44.5%	470,015	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	420,568	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	328,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of March 31, 2014.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2013. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of March 31, 2014)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company
	January 1, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2013)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	13,677,811	16.94%	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	9,809,375	12.15	Treasury shares
4	National Pension Service	4,760,489	5.90	—
Shareholdings under the Employee Stock Ownership Program		120,723	0.15	As of March 31, 2014

B. Shareholder Distribution

(As of December 31, 2013)				(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	19,218	99.71%	30,867,631	38.23%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		March 2014	February 2014	January 2014	December 2013	November 2013	October 2013
Common	Highest	219,000	216,500	229,000	238,500	233,500	237,500
stock	Lowest	203,500	196,500	205,500	222,000	211,500	224,000
Monthly transaction volume		3,786,217	3,920,134	3,528,891	3,318,332	3,879,537	4,949,462

B. Foreign Securities Market

New York Stock Exchange			(Unit: in US dollars and number of American Depositary Receipts)
Types		March 2014	February 2014	January 2014	December 2013	November 2013	October 2013
Depository	Highest	22.67	22.38	24.07	25.16	24.78	24.79
Receipt	Lowest	21.25	20.76	21.14	23.55	22.16	23.35
Monthly transaction volume		15,377,813	20,403,936	22,341,886	26,263,646	31,228,383	19,620,914

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of March 31, 2014)						(Unit: in persons and thousands of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year ended December 31, 2013	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,603	54	—	3,657	13.3	196,940,399	53,971	—
Female	542	55	—	597	11.3	23,118,865	38,660	—
Total	4,145	109	—	4,254	13.0	220,059,264	51,815	—

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods. Average wage per person was calculated with respect to the total number of paid employees.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2014)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of March 31, 2014)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	1,339	446
Independent Directors*	2	43	22
Audit Committee Members	3	65	22

Total	8	1,447	—

3.	Individual Compensation of Directors

(As of March 31, 2014)	(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	896

IX.	RELATED PARTY TRANSACTIONS

1.	Loans to the Largest Shareholder and Related Persons

None.

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

None.

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Seoul E&T and others	Agency	Long-term and short-term loans	84,760	62,174	54,900	92,033	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
4. Election of directors
	• Election of inside directors • Election of independent directors • Election of independent directors as Audit Committee members	Approved (Sung Min Ha, Jin Woo So) Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho) Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan	Approved (Spin-off of SK Planet)
	2. Election of director	Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1. Approval of the financial statements for the year ended December 31, 2011	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
3. Election of directors
	• Election of an inside director	Approved (Young Tae Kim)
	• Election of an inside director	Approved (Dong Seob Jee)
	• Election of an independent director	Approved (Hyun Chin Lim)
	4. Election of an independent director as Audit Committee member	Approved (Hyun Chin Lim)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)
	1. Approval of the financial statements for the year ended December 31, 2012	Approved (Cash dividend, Won 8,400 per share)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)	2. Amendments to Articles of Incorporation	Approved
3. Election of directors
	• Election of an inside director	Approved (Dae Sik Cho)
	• Election of an independent director	Approved (Dae Shick Oh)
	4. Election of an independent director as Audit Committee member	Approved (Dae Shick Oh)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)
30th Fiscal Year Meeting of Shareholders (March 21, 2014)	1. Approval of the financial statements for the year ended December 31, 2013	Approved (Cash dividend, Won 8,400 per share)
	2. Amendments to Articles of Incorporation	Approved
3. Election of directors
	• Election of an inside director	Approved (Sung Min Ha)
	• Election of an independent director	Approved (Jay Young Chung)
	• Election of an independent director	Approved (Jae Hoon Lee)
	• Election of an independent director	Approved (Jae Hyeon Ahn)
	4. Election of an independent director as Audit Committee member	Approved (Jae Hyeon Ahn)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court and the Company expects to successfully defend the suit, based on recent decisions in similar suits involving KT and LGU+. While the Company does not expect this litigation to have an immediate impact on the Company’s business or results of operation as the final outcome of this litigation has not been determined, the Company may be required to pay increased annual license fees to KOMCA if the final judgment is rendered against the Company.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

(1)	Pledged assets and covenants

SK Broadband has provided “geun” mortgage amounting to Won 14.9 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 30 billion of working capital from Shinhan Bank.

[SK Broadband]

A. Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim against Welcome Savings Bank	March 2014	1,291,533	Pending before district court
Damages claim against Golden Young and others	April 2011	908,166	Pending before appellate court
Other claims and proceedings	—	52,075	—

Total	—	2,251,774	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Sun Technology and one other	October 2011	1,223,778	Case remanded to district court
Damages claim by Haein Networks	March 2013	101,000	Pending before district court

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before appellate court
Damages claim by Mac Telecom and five other companies	January 2012	606,000	Pending before district court
Damages claim by Seoul Metropolitan Office of Education	March 2012	100,000	Pending before district court
Claim disputing unsettled debt	May 2013	20,000	Pending before district court
Damages claim by GTCom Co., Ltd.	March 2014	101,000	Pending before district court
Other claims and proceedings	—	217,093	—

Total		2,649,871	—

The Company believes the outcome of the above proceedings will not have a material affect on the Company’s financial statements.

[SK Communications]

A. Material Legal Proceedings

As of March 31, 2014, the aggregate amount of claims was Won 5.6 billion. The management cannot reasonably forecast the outcome of the pending cases.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of March 31, 2014 are set forth in the table below.

	(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	863,000
Etoos Education Co., Ltd.	Guarantee for the aggregate principal amount of convertible bonds	1,500,000

[SK Planet]

A. Material Legal Proceedings

As of March 31, 2014, there were three pending proceedings with SK Planet as the defendant and the aggregate amount of the claims was Won 252 million. The management cannot reasonably forecast the outcome of the pending cases and no amount in connection with these proceedings were recognized on the Company’s financial statements.

In addition, on July 4, 2012, SK Planet received a correctional order and a fine of Won 1,349 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. SK Planet appealed the order and filed a suit with the administrative court, which is still pending.

3.	Status of sanctions, etc.

[SK Telecom]

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission of Korea issued correctional orders and imposed fines on the Company and six other affiliated companies (including a Won 24,987 million fine on the Company) for allegedly providing unfair support to SK C&C, an affiliated company, by accepting terms markedly advantageous to SK C&C in connection with services fees for information technology system management and operation. The Company and the six other affiliated companies appealed the orders and commenced administrative court proceedings and on May 14, 2014, the Seoul High Court found in favor of the Company and the six other affiliated companies.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company expects to suspend its operations during the period beginning April 5, 2014 and ending May 19, 2014, and report to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and implemented the procedures in the correctional order. The Company plans to implement the suspension on acquisition of new customers and report to the Korea Communications Commission on the implementation of the suspension at a later date.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

[SK Broadband]

(1) Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•

Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•

Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Planning to distribute information sheets on current terms and conditions to new subscribers.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

(2) Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•

Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(3) Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(4) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(5) Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(6) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(7) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(8) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction in newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

4.	Important Matters That Occurred After March 31, 2014

[SK Telecom]

On April 24, 2014, the board of directors of the Company resolved to sell its investment assets relating to B Box, at a purchase price of Won 8,760 million, to SK Broadband in order to enable more effective and stable management of IPTV products. The parties are expected to negotiate and agree on the details of the sale and the completion date before the end of June 2014.

On May 14, 2014, the Company issued four tranches of Won-denominated bonds with an aggregate principal amount of Won 300 billion. These included (i) Won 50 billion 3.301% bonds due May 14, 2019, (ii) Won 150 billion 3.637% bonds due May 14, 2024, (iii) Won 50 billion 4.725% bonds with options due May 14, 2029 and (iv) Won 50 billion 4.72% bonds with options due May 14, 2029.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of March 31, 2014)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2014, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 11.9% of the Group’s consolidated operating revenue for the three-month period ended March 31, 2013. Other auditors reviewed those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the reports of other auditors.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Highlights

As discussed in note 34 to the condensed consolidated interim financial statements, the Group disposed of a controlling equity interest in Loen Entertainment, Inc., during the year ended December 31, 2013. The Group presented the results of operations of Loan Entertainment, Inc. as a discontinued operation and accordingly restated the comparative information for the three-month period ended March 31, 2013.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 21, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 9, 2014

This report is effective as of May 9, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	31,32	￦	1,067,354	1,398,639
Short-term financial instruments	5,31,32		286,766	311,474
Short-term investment securities	8,31,32		79,534	106,068
Accounts receivable - trade, net	6,31,32,33		2,245,130	2,257,316
Short-term loans, net	6,31,32,33		86,784	79,395
Accounts receivable - other, net	6,31,32,33		641,673	643,603
Prepaid expenses			111,841	108,909
Derivative financial assets	20,31,32		10	10
Inventories, net	7,34		189,405	177,120
Assets classified as held for sale	9		5,113	3,667
Advanced payments and other	6,31,32		68,171	37,214

Total Current Assets			4,781,781	5,123,415

Non-Current Assets:
Long-term financial instruments	5,31,32		8,142	8,142
Long-term investment securities	8,31,32		940,901	968,527
Investments in associates	11		5,490,421	5,325,297
Property and equipment, net	11,33,35		9,966,833	10,196,607
Investment property, net	12		16,114	15,811
Goodwill	13		1,733,261	1,733,261
Intangible assets, net	14		2,653,885	2,750,782
Long-term loans, net	6,31,32		56,088	57,442
Long-term prepaid expenses			31,883	32,008
Guarantee deposits	5,6,31,32		238,804	249,600
Long-term derivative financial assets	20,31,32		58,792	41,712
Deferred tax assets	29		25,997	26,322
Other non-current assets	6,31,32		64,324	47,589

Total Non-Current Assets			21,285,445	21,453,100

Total Assets		￦	26,067,226	26,576,515

See accompany notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	15,31,32	￦	766,000	260,000
Current portion of long-term debt, net	15,16,18,31,32		1,151,945	1,268,427
Accounts payable - trade	31,32		163,798	214,716
Accounts payable - other	31,32		1,587,693	1,864,024
Withholdings	31,32		857,435	728,936
Accrued expenses	31,32		1,002,465	988,193
Income tax payable	29		133,673	112,316
Unearned revenue			416,933	441,731
Derivative liabilities	20		16,956	21,171
Provisions	17		60,764	66,775
Advanced receipts and other	9		125,680	102,931

Total Current Liabilities			6,283,342	6,069,220

Non-Current Liabilities:
Debentures, net, excluding current portion	15,31,32		4,641,002	4,905,579
Long-term borrowings, excluding current portion	16,31,32		107,133	104,808
Long-term payables - other	16,31,32		657,237	838,585
Long-term unearned revenue			42,802	50,894
Finance lease liabilities	18,31,32		2,795	3,867
Defined benefit liabilities	19		99,008	74,201
Long-term derivative financial liabilities	31,32		70,749	103,168
Long-term provisions	17		45,743	28,106
Deferred tax liabilities	29		229,109	168,825
Other non-current liabilities	31,32		63,348	62,705

Total Non-Current Liabilities			5,958,926	6,340,738

Total Liabilities			12,242,268	12,409,958

Equity
Share capital	1,22		44,639	44,639
Capital surplus and other capital adjustments	21,22,23		317,367	317,508
Retained earnings	24		12,772,574	13,102,495
Reserves	25		(21,094)	(12,270)

Equity attributable to owners of the Parent Company			13,113,486	13,452,372
Non-controlling interests			711,472	714,185

Total Equity			13,824,958	14,166,557

Total Liabilities and Equity		￦	26,067,226	26,576,515

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2014 and 2013

(In millions of won except for per share data)	Note	March 31, 2014		March 31, 2013
Continuing operations
Operating revenue:	4,33
Revenue		￦	4,201,920	4,065,654
Operating expense:	33
Labor cost			429,139	443,984
Commissions paid			1,627,643	1,422,884
Depreciation and amortization	4		655,828	637,878
Network interconnection			275,797	252,549
Leased line			106,161	113,629
Advertising			85,350	63,379
Rent			109,200	110,293
Cost of products that have been resold			335,697	318,844
Other operating expenses	26		324,709	297,686

Sub-total			3,949,524	3,661,126

Operating income	4		252,396	404,528
Finance income	4,28		41,089	36,862
Finance costs	4,28		(89,874)	(148,749)
Gains related to investments in subsidiaries, associates and joint ventures, net	4,10		145,055	160,080
Other non-operating income	4,27		19,843	13,839
Other non-operating expenses	4,27		(35,932)	(46,592)

Profit before income tax	4		332,577	419,968
Income tax expense from continuing operations	29		65,268	79,993

Profit from continuing operations			267,309	339,975
Discontinued operations
Gain from discontinued operations, net of income taxes	34		—	5,959

Profit for the period		￦	267,309	345,934

Attributable to :
Owners of the Parent Company		￦	269,814	354,154
Non-controlling interests			(2,505)	(8,220)
Earnings per share	30
Basic earnings per share		￦	3,804	5,081

Diluted earnings per share		￦	3,804	5,081

Earnings per share - Continuing operations	30
Basic earnings per share		￦	3,804	5,024

Diluted earnings per share		￦	3,804	5,024

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	March 31, 2014		March 31, 2013
Profit for the period		￦	267,309	345,934
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit obligations	19		(4,153)	(3,083)
Items that may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25		(14,116)	(19,237)
Net change in other comprehensive income of investments in associates and joint ventures	25		(831)	48,964
Net change in unrealized fair value of derivatives	25		4,620	(7,450)
Foreign currency translations differences for foreign operations	25		1,607	6,208

Total other comprehensive income (loss), net of taxes			(12,873)	25,402

Total comprehensive income		￦	254,436	371,336

Total comprehensive income attributable to:
Owners of the Parent Company		￦	257,120	378,876
Non-controlling interests			(2,684)	(7,540)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)
	Controlling Interest
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(585,438)	—	(585,438)	(2,032)	(587,470)
Total comprehensive income
Profit (loss) for the period		—	—	354,154	—	354,154	(8,220)	345,934
Other comprehensive income (loss)		—	—	(3,090)	27,812	24,722	680	25,402
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,241)	—	—	(1,241)	(207,853)	(209,094)

Balance, March 31, 2013	￦	44,639	(351,978)	11,890,283	2,176	11,585,120	782,580	12,367,700

Balance, January 1, 2014		44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(595,865)	—	(595,865)	(170)	(596,035)
Total comprehensive income
Profit (loss) for the period		—	—	269,814	—	269,814	(2,505)	267,309
Other comprehensive loss		—	—	(3,870)	(8,824)	(12,694)	(179)	(12,873)
Changes in ownership in subsidiaries		—	(141)	—	—	(141)	141	—

Balance, March 31, 2014	￦	44,639	317,367	12,772,574	(21,094)	13,113,486	711,472	13,824,958

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	March 31, 2014		March 31, 2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	267,309	345,934
Adjustments for income and expenses	36		724,273	772,594
Changes in assets and liabilities related to operating activities	36		(564,642)	(393,493)

Sub-total			426,940	725,035
Interest received			12,873	11,017
Dividends received			130	1
Interest paid			(71,747)	(86,091)
Income tax refund received			21,250	24,186

Net cash provided by operating activities			389,446	674,148

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			21,558	198,336
Decrease in short-term investment securities, net			25,000	—
Collection of short-term loans			58,035	93,124
Proceeds from disposal of long-term financial instruments			—	106,679
Proceeds from disposal of long-term investment securities			12,715	10,811
Proceeds from disposal of investments in associates			4	1,250
Proceeds from disposal of property and equipment			2,200	3,083
Proceeds from disposal of intangible assets			1,386	742
Proceeds from disposal of assets held for sale			—	190,393
Collection of long-term loans			1,249	5,750
Decrease of deposits			3,373	3,110
Proceeds from disposal of other non-current assets			—	344
Proceeds from disposal of a subsidiary			—	7,221

Sub-total			125,520	620,843
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(19,996)
Increase in short-term loans			(63,651)	(99,312)
Increase in long-term loans			(1,609)	(522)
Acquisition of long-term investment securities			(1,617)	(1,003)
Acquisition of investments in associates and joint ventures			(20,738)	(22,128)
Acquisition of property and equipment			(627,528)	(522,415)
Acquisition of intangible assets			(19,360)	(16,948)
Increase in deposits			—	(6,501)
Increase in other non-current assets			(2)	(2,948)
Acquisition of business, net of cash acquired			—	(94,805)

Sub-total			(734,505)	(786,578)

Net cash used in investing activities		￦	(608,985)	(165,735)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	March 31, 2014		March 31, 2013
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	506,000	40,000
Issuance of debentures		—	656,359
Proceeds from long-term borrowings		3,552	—
Cash inflows from transaction of derivatives		—	2,199

Sub-total		509,552	698,558
Cash outflows for financing activities:
Repayment of short-term borrowings		—	(480,245)
Repayment of current portion of long-term debt		(207,668)	(161,575)
Repayment of debentures		(406,149)	—
Repayment of long-term borrowings		(2,492)	(352,561)
Payment of finance lease liabilities		(5,099)	(5,491)
Decrease in cash from the consolidated capital transaction		—	(3,871)

Sub-total		(621,408)	(1,003,743)

Net cash used in financing activities		(111,856)	(305,185)

Net increase (decrease) in cash and cash equivalents		(331,395)	203,228
Cash and cash equivalents at beginning of the period		1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents		110	995

Cash and cash equivalents at end of the period	￦	1,067,354	1,124,348

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22%
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63%
Treasury stock	9,809,375	12.15%

Total number of shares	80,745,711	100%

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2014 and December 31, 2013 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2014	December 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M& Service Co., Ltd.	Korea	Data base and online information agency	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2014	December 31, 2013
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries, including IM Shopping Inc., were excluded from the list of subsidiaries as the effects on their financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% in those subsidiaries.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the three-month period ended March 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	259,032	128,658	130,374	101,533	3,823
M&Service Co., Ltd.		64,866	26,889	37,977	29,877	2,016
SK Communications Co., Ltd.		189,405	44,771	144,634	23,813	(7,403)
Stonebridge Cinema Fund		11,856	398	11,458	—	(139)
Commerce Planet Co., Ltd.		26,090	27,104	(1,014)	16,312	147
SK Broadband Co., Ltd.		2,948,174	1,820,316	1,127,858	633,707	570
K-net Culture and Contents Venture Fund		16,019	—	16,019	—	(150)
Fitech Focus Limited Partnership II		19,971	—	19,971	—	(1,409)
Open Innovation Fund		26,434	—	26,434	—	(1,590)
PS&Marketing Corporation		296,051	160,569	135,482	309,796	(419)
Service Ace Co., Ltd.		57,347	30,677	26,670	47,614	1,373
Service Top Co., Ltd.		51,913	30,647	21,266	43,865	3,530
Network O&S Co., Ltd.		50,315	24,424	25,891	50,115	1,645
BNCP Co., Ltd.		11,514	6,056	5,458	3,526	(217)
SK Planet Co., Ltd.		2,429,429	678,934	1,750,495	340,073	(26,678)
SK Telecom China Holdings Co., Ltd.		35,089	665	34,424	2,882	356
Shenzhen E-eye High Tech Co., Ltd.		16,772	721	16,051	1,034	165
SK Global Healthcare Business Group., Ltd.		27,553	—	27,553	—	(72)
SK Planet Japan		1,121	51	1,070	21	(493)
SKT Vietnam PTE. Ltd.		4,956	1,973	2,983	—	35
SK Planet Global PTE. Ltd.		1,807	247	1,560	9	(767)
SKP GLOBAL HOLDINGS PTE. LTD.		17,577	24	17,553	—	(2,786)
SKT Americas, Inc.		33,419	350	33,069	2,698	91
SKP America LLC.		37,788	—	37,788	—	—
YTK Investment Ltd.		42,656	—	42,656	—	—
Atlas Investment(*)		50,451	67	50,384	—	(2,219)

(*)	The condensed financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M& Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The condensed financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

There were no changes in subsidiaries during the three-month period ended March 31, 2014.

(5)	The information of significant non-controlling interests of consolidated entities as of and for the three-month period ended March 31, 2014, and as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
	March 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	99,453	475,128
Non-current assets		89,952	2,473,046
Current liabilities		(42,705)	(954,467)
Non-current liabilities		(2,066)	(865,849)
Net assets		144,634	1,127,858
Adjustment for fair value		—	112,999
Net assets of consolidated entities		144,634	1,240,857
Carrying amount of non-controlling interests		51,281	613,436
Revenue	￦	23,813	633,707
Profit (loss) for the period		(7,403)	570
Amortization of adjustment for fair value		—	(479)
Profit (loss) of the consolidated entities		(7,403)	91
Total comprehensive loss		(7,403)	(250)
Profit (loss) attributable to non-controlling interests		(2,625)	45
Net cash provided by (used in) operating activities	￦	(2,805)	68,648
Net cash provided by (used in) investing activities		559	(122,449)
Net cash provided by financing activities		—	32,565
Net decrease in cash and cash equivalents		(2,246)	(21,236)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity, Continued

(In millions of won)
	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests(%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attribute to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) Investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

There were no dividends received for the three-month period ended March 31, 2014 and for the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2014.

(1)	Changes in accounting policies

1)	Offsetting financial assets and financial liabilities

The Group has applied the amendments to K-IFRS No.1032, ‘Financial instruments: Presentation’ since January 1, 2014. This standard requires financial assets and financial liabilities being offset and the presentation of financial assets and financial liabilities on a net basis when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

To meet the net settlement criterion, all settlements need to remove or reduce credit risk or liquidity risk as minor level. In case of single payment or payment period which can handle bonds and payables, settlement result needs to be paid as same as practical settle net.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Group’s Internet portal services, game manufacturing and other immaterial operations.

Segment information of the Group for the three-month period ended March 31, 2013 has been retrospectively restated to exclude discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

4.	Operating Segments, Continued

(1)	Details of the segment information as of and for the three-month period ended March 31, 2014 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	3,715,091	735,241	420,215	4,870,547	(668,627)	4,201,920
Internal revenue		357,147	134,628	176,852	668,627	(668,627)	—
External revenue		3,357,944	600,613	243,363	4,201,920	—	4,201,920
Depreciation and amortization		512,655	123,069	20,104	655,828	—	655,828
Operating income (loss)		260,421	15,382	(23,407)	252,396	—	252,396
Finance income and costs, net							(48,785)
Gain related to investments in subsidiaries, associates and joint ventures, net							145,055
Other non-operating income and expense, net							(16,089)

Profit from continuing operations before income tax							332,577
Total assets		22,710,345	3,207,206	2,941,881	28,859,432	(2,792,206)	26,067,226
Total liabilities		9,669,003	1,948,975	787,924	12,405,902	(163,634)	12,242,268

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

4.	Operating Segments, Continued

(2)	Details of the segment information as of and for the three-month period ended March 31, 2013 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	3,551,807	714,873	385,277	4,651,957	(586,303)	4,065,654
Internal revenue		286,793	134,245	165,265	586,303	(586,303)	—
External revenue		3,265,014	580,628	220,012	4,065,654	—	4,065,654
Depreciation and amortization		479,302	131,590	26,986	637,878	—	637,878
Operating income (loss)		423,524	7,914	(26,910)	404,528	—	404,528
Finance income and costs, net							(111,887)
Loss related to investments in subsidiaries, associates and joint ventures, net							160,080
Other non-operating income and expense, net							(32,753)

Profit from continuing operations before income tax							419,968
Total assets		22,878,131	3,123,480	3,037,280	29,038,891	(3,630,049)	25,408,842
Total liabilities		10,607,538	1,897,378	856,846	13,361,762	(320,620)	13,041,142

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2014 and 2013.

5.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2014 and December 31, 2013 are summarized as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Short-term financial instruments(*)	￦	78,885	81,634
Long-term financial instruments(*)		7,595	7,589
Guarantee deposits		40	40

	￦	86,520	89,263

(*)	Financial instruments include charitable trust fund established by the Group. Profits from this charitable fund are donated to charitable institutions and the funds cannot be withdrawn as of March 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,472,484	(227,354)	2,245,130
Short-term loans		87,598	(814)	86,784
Accounts receivable—other		716,817	(75,144)	641,673
Accrued income		13,968	(29)	13,939
Others		2,483	—	2,483

		3,293,350	(303,341)	2,990,009
Non-current assets:
Long-term loans		82,893	(26,805)	56,088
Guarantee deposits		238,804	—	238,804
Long-term accounts receivable—trade		13,178	—	13,178

		334,875	(26,805)	308,070

	￦	3,628,225	(330,146)	3,298,079

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable—other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable—trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

6.	Trade and Other Receivables, Continued

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Balance at January 1	￦	323,984	300,668
Increase of bad debt		9,162	22,643
Reversal of allowance for doubtful accounts		—	(50)
Write-off		(9,614)	(5,625)
Others		6,614	7,138

Balance at March 31	￦	330,146	324,774

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,721,492	976,878	1,882,607	938,131
Overdue but not impaired		54,116	5,876	46,773	2,030
Impaired		710,054	159,809	565,775	203,667

		2,485,662	1,142,563	2,495,155	1,143,828
Allowance for doubtful accounts		(227,354)	(102,792)	(224,685)	(99,299)

	￦	2,258,308	1,039,771	2,270,470	1,044,529

The Group establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	￦	19,935	27	12,036	20
1 ~ 3 months		13,817	4,405	15,686	1,220
3 ~ 6 months		4,043	912	3,610	516
More than 6 months		16,321	532	15,441	274

	￦	54,116	5,876	46,773	2,030

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

7.	Inventories

Details of inventories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014				December 31, 2013
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	172,459	(4,697)	167,762	165,080	(3,152)	161,928
Finished goods		2,178	(19)	2,159	1,711	(34)	1,677
Raw materials and supplies		19,484	—	19,484	13,515	—	13,515

	￦	194,121	(4,716)	189,405	180,306	(3,186)	177,120

8.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	77,871	102,828
Current portion of long-term investment securities		1,663	3,240

	￦	79,534	106,068

(*)	The distributions arising from beneficiary certificates as of March 31, 2014 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

8.	Investment Securities, Continued

(2)	Details of long-term investment securities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	600,516	638,445
Unlisted equity securities		51,256	47,145
Equity investments		248,157	239,354

		899,929	924,944
Debt securities:
Public bonds(*1)		356	356
Investment bonds(*2)		42,279	46,467

		42,635	46,823

Total		942,564	971,767
Less current portion of long-term investment securities		(1,663)	(3,240)

Long-term investment securities	￦	940,901	968,527

(*1)	Details of maturity for the public bonds as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Less than 1 year	￦	356	356

(*2)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2014: ￦21,599 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

9.	Assets and Liabilities Classified as Held for Sale

Non-current assets held for sale as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Property and equipment(*1)	￦	1,420	—
Intangible assets(*1)		26	—
Investments in associates
TR Entertainment(*2)	￦	2,611	2,611
SK Fans Co., Ltd.(*3)		1,056	1,056

	￦	5,113	3,667

(*1)	A business transfer agreement for the Cyworld service business of SK Communications Co., Ltd., a subsidiary, was entered into during the three-month period ended March 31, 2014 and those assets were reclassified to non-current assets held for sale after an impairment loss, the difference between the contractual disposal amount and carrying amount, was recognized.
(*2)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦4,019 million was recognized.
(*3)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. has been made and the Group recognized the difference between the changes and the existing contractual amount as impairment loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)		March 31, 2014			December 31, 2013
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	36,805	9.6	￦	37,434
Korea IT Fund(*2)	Korea	63.3		234,742	63.3		231,402
Etoos Co., Ltd.(*1)	Korea	15.6		11,821	15.6		12,029
HanaSK Card Co., Ltd.	Korea	49.0		376,447	49.0		378,616
Candle Media Co., Ltd.(*3)	Korea	36.5		18,921	40.9		21,241
NanoEnTek, Inc.(*1)	Korea	9.2		9,410	9.2		9,312
SK Industrial Development China Co., Ltd.	Hongkong	21.0		78,728	21.0		77,517
Packet One Network	Malaysia	27.0		56,680	27.0		60,706
SK Technology Innovation Company	Cayman	49.0		53,358	49.0		53,874
HappyNarae Co., Ltd.	Korea	42.5		14,298	42.5		13,935
SK hynix Inc.	Korea	20.6		4,099,599	20.6		3,943,232
SK MENA Investment B.V.	Netherlands	32.1		13,633	32.1		13,477
SKY Property Mgmt. Ltd.	Virgin Island	33.0		239,758	33.0		238,278
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		26,562	49.0		26,562
Daehan Kanggun BcN Co., Ltd. and others	—	—		163,443	—		164,976

Sub-total				5,434,205			5,282,591

Investments in joint ventures
Dogus Planet, Inc.(*4)	Turkey	50.0		27,018	50		10,105
PT. Melon Indonesia	Indonesia	49.0		3,570	49		3,230
Television Media Korea Ltd.	Korea	51.0		8,093	51		8,659
PT XL Planet Digital	Indonesia	50.0		17,535	50		20,712

Sub-total				56,216			42,706

Total			￦	5,490,421		￦	5,325,297

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(*1)	The Group classified the investments in SK China Company Ltd., Etoos Co., Ltd. and NanoEnTek, Inc. as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Ownership percentage has been reduced due to unequal paid-in capital increase occurred during the three-month period ended March 31, 2014.
(*4)	The carrying amount has been increased due to the additional investment during the three-month period ended March 31, 2014.

(2)	There is no joint venture listed publicly and the market price of investments in associates listed publicly as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share and per share data)	March 31, 2014				December 31, 2013
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
Candle Media Co., Ltd.	￦	867	21,620,360	18,745	810	21,620,360	17,512
NanoEnTek, Inc.		7,680	1,807,130	13,879	5,170	1,807,130	9,343
SK hynix Inc.		36,000	146,100,000	5,259,600	36,800	146,100,000	5,376,480

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of the major investees as of and for the three-month period ended March 31, 2014 and as of and for the year ended December 31, 2013 are as follows:

(In millions of won)	As of and for the three-month period ended March 31, 2014
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	7,154,389	3,751,676	135,710	122,467
Non-current assets		14,911,349	676,306	670,245	248,333
Current liabilities		3,964,669	438,113	154,708	—
Non-current liabilities		4,248,695	3,301,001	142,997	—
Revenue		3,742,690	196,315	20,015	—
Profit (loss) from continuing operations		802,253	345	3,300	(545)
Other comprehensive loss		(16,751)	(206)	(4,472)	—
Total comprehensive income (loss)		785,502	139	(1,172)	(545)

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	6,653,123	4,687,020	106,122	132,968
Non-current assets		14,144,175	211,376	695,653	232,566
Current liabilities		3,078,240	2,053,942	137,544	6
Non-current liabilities		4,652,200	2,155,165	163,540	—
Revenue		14,165,102	853,506	76,834	8,161
Profit from continuing operations		2,872,857	3,521	14,408	2,128
Other comprehensive income		6,594	1,906	55,403	—
Total comprehensive income		2,879,451	5,427	69,811	2,128

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2014 and as of and for the year ended December 31, 2013 are as follows:

(In millions of won)	As of and for three-month period ended March 31, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	16,824	52,771	7,629	31,410
Cash and cash equivalents		12,506	37,081	2,724	30,090
Non-current assets		4,505	9,967	3,836	7,486
Current liabilities		5,500	8,653	4,018	3,839
Account payable, other payables and provisions		5,500	8,653	4,018	3,839
Non-current liabilities		435	49	109	—
Account payable, other payables and provisions		435	49	109	—
Revenue		3,610	3,890	2,489	8
Depreciation and amortization		(3)	(476)	(219)	(118)
Interest income		61	418	53	—
Interest expense		—	(3)	—	—
Income tax expense		—	—	—	(959)
Profit (loss) from continuing operations		(1,132)	(5,882)	182	(2,929)
Total comprehensive income (loss)		(1,132)	(5,882)	182	(2,929)

(In millions of won)	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(5)	Adjustments of financial information of significant associates to carrying amounts attributable to the ownership interests in those associates as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,853,028	20.6	2,849,442	1,250,157	4,099,599
HanaSK Card Co., Ltd.		688,868	49.0	336,165	40,282	376,447
SKY Property Mgmt. Ltd.(*)		500,197	33.0	164,699	75,059	239,758
Korea IT Fund		370,800	63.3	234,742	—	234,742

(In millions of won)	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
HanaSK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(448)	(181)	—	—	36,805
Korea IT Fund		231,402	—	3,836	(496)	—	—	234,742
Etoos Co., Ltd		12,029	—	(208)	—	—	—	11,821
HanaSK Card Co., Ltd.		378,616	—	(412)	(1,757)	—	—	376,447
Candle Media Co., Ltd.		21,241	—	(1,792)	(37)	(491)	—	18,921
NanoEnTek, Inc.		9,312	—	97	1	—	—	9,410
SK Industrial Development China Co., Ltd.		77,517	—	217	994	—	—	78,728
Packet One Network		60,706	—	(2,035)	(1,991)	—	—	56,680
SK Technology Innovation Company		53,874	—	(1,205)	689	—	—	53,358
HappyNarae Co., Ltd.		13,935	—	415	(52)	—	—	14,298
SK hynix Inc.		3,943,232	—	159,812	(3,445)	—	—	4,099,599
SK MENA Investment B.V.		13,477	—	(6)	162	—	—	13,633
SKY Property Mgmt. Ltd.		238,278	—	(529)	2,009	—	—	239,758
Xian Tianlong Science and Technology Co., Ltd		26,562	—	—	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		164,976	1,061	(6,346)	3,569	—	183	163,443

Sub-total		5,282,591	1,061	151,396	(535)	(491)	183	5,434,205
Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(2,597)	(167)	—	—	27,018
PT. Melon Indonesia		3,230	—	89	251	—	—	3,570
Television Media Korea Ltd.		8,659	—	(566)	—	—	—	8,093
PT XL Planet Digital		20,712	—	(2,780)	(397)	—	—	17,535

Total	￦	5,325,297	20,738	145,542	(848)	(491)	183	5,490,421

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2014 and 2013 are as follows, Continued:

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	190,606	(3,955)	155	(332,139)	—
SK China Company Ltd.		37,628	—	(8,354)	9,458	—	38,732
Korea IT Fund		230,016	—	(39)	—	—	229,977
JYP Entertainment Corporation		4,232	—	1,245	400	—	5,877
Etoos Co., Ltd		12,037	—	(438)	—	—	11,599
HanaSK Card Co., Ltd.		378,457	—	(316)	(852)	—	377,289
Candle Media Co., Ltd.		21,935	—	(1,058)	(22)	88	20,943
NanoEnTek, Inc.		9,276	—	(83)	6	—	9,199
SK Industrial Development China Co., Ltd.		77,967	—	(361)	2,974	—	80,580
Packet One Network		88,389	—	9,258	903	—	98,550
SK Technology Innovation Company		63,559	—	(1,549)	2,388	—	64,398
ViKi, Inc.		15,667	—	(995)	(157)	—	14,515
HappyNarae Co., Ltd.		13,113	—	(186)	—	—	12,927
SK hynix Inc.		3,328,245	—	33,103	26,489	—	3,387,837
SK MENA Investment B.V.		13,666	—	—	514	—	14,180
SKY Property Mgmt. Ltd.(*2)		—	—	829	6,936	232,703	240,468
Daehan Kanggun BcN Co., Ltd. and others		175,195	(550)	(4,738)	1,145	996	172,048

Sub-total		4,614,715	190,056	22,363	50,337	(98,352)	4,779,119
Investments in joint ventures
Dogus Planet, Inc.		6,005	21,428	(1,309)	721	—	26,845
Television Media Korea Ltd.		11,757	—	(483)	—	—	11,274

Total	￦	4,632,477	211,484	20,571	51,058	(98,352)	4,817,238

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the three-month period ended March 31, 2013.
(*2)	The Group reclassified the investments in SKY Property Mgmt. Ltd. as investments in associates during the three-month period ended March 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10. Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of March 31, 2014 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended Mar. 31, 2014		Accumulated	Period ended Mar. 31, 2014	Accumulated
ULand Company Limited	￦	—	1,553	—	(3)
Wave City Development Co., Ltd.		667	4,388	—	334

	￦	667	5,941	—	331

11.	Property and Equipment

(1)	Property and equipment as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014					December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying Amount
Land	￦	738,593	—	—	738,593	732,206
Buildings		1,517,139	(566,096)	—	951,043	956,691
Structures		719,700	(359,907)	—	359,793	364,951
Machinery		25,318,793	(18,518,561)	(1,698)	6,798,534	6,847,059
Other		1,566,008	(924,539)	—	641,469	533,181
Construction in progress		477,401	—	—	477,401	762,519

	￦	30,337,634	(20,369,103)	(1,698)	9,966,833	10,196,607

(2)	Changes in property and equipment for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Classified as held for sale	Ending balance
Land	￦	732,206	34	—	6,353	—	—	—	738,593
Buildings		956,691	2,915	(101)	3,670	(12,132)	—	—	951,043
Structures		364,951	—	—	2,975	(8,133)	—	—	359,793
Machinery		6,847,059	47,992	(1,660)	411,240	(502,017)	(2,669)	(1,411)	6,798,534
Other		533,181	223,855	(621)	(83,519)	(31,397)	(21)	(9)	641,469
Construction in progress		762,519	63,171	(907)	(347,382)	—	—	—	477,401

	￦	10,196,607	337,967	(3,289)	(6,663)	(553,679)	(2,690)	(1,420)	9,966,833

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

11.	Property and Equipment, Continued

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Change of consolidation scope	Ending balance
Land	￦	704,908	—	(6)	220	—	1,786	706,908
Buildings		886,371	13	(89)	2,069	(11,252)	4,910	882,022
Structures		363,484	—	(7)	5,646	(8,731)	—	360,392
Machinery		6,316,192	33,398	(5,297)	312,192	(479,297)	7,481	6,184,669
Other		637,212	307,831	(714)	(262,036)	(31,281)	5,027	656,039
Construction in progress		804,552	62,260	(273)	(83,801)	—	5,221	787,959

	￦	9,712,719	403,502	(6,386)	(25,710)	(530,561)	24,425	9,577,989

12.	Investment Property

(1)	Investment property as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014				December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	11,071	—	11,071	10,822
Buildings		7,834	(2,791)	5,043	4,989

	￦	18,905	(2,791)	16,114	15,811

(2)	Changes in investment property for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	249	—	11,071
Buildings		4,989	115	(61)	5,043

	￦	15,811	364	(61)	16,114

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(221)	—	12,417
Buildings		14,841	(404)	(714)	13,723

	￦	27,479	(625)	(714)	26,140

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

13.	Goodwill

(1)	Goodwill as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		68,582	68,582

	￦	1,733,261	1,733,261

(2)	Details of changes in goodwill for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Beginning balance	￦	1,733,261	1,744,483
Change of consolidation scope		—	1,660
Impairment loss on goodwill		—	(9,982)

	￦	1,733,261	1,736,161

14.	Intangible Assets

(1)	Intangible assets as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014					December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	￦	3,033,879	(1,439,440)	—	1,594,439	1,664,571
Land use rights		49,865	(33,149)	—	16,716	16,590
Industrial rights		86,437	(27,054)	—	59,383	58,763
Development costs		127,428	(117,481)	(597)	9,350	10,127
Facility usage rights		144,162	(86,857)	—	57,305	58,828
Customer relations		14,308	(8,392)	—	5,916	6,333
Memberships(*1)		131,096	—	(41)	131,055	128,452
Other(*2)		2,450,529	(1,669,504)	(1,304)	779,721	807,118

	￦	6,037,704	(3,381,877)	(1,942)	2,653,885	2,750,782

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group in turn is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

14.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impair- ment	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(70,132)	—	—	1,594,439
Land use rights		16,590	1,847	(13)	—	(1,708)	—	—	16,716
Industrial rights		58,763	1,948	(6)	—	(1,322)	—	—	59,383
Development costs		10,127	158	(26)	63	(972)	—	—	9,350
Facility usage rights		58,828	242	(16)	341	(2,090)	—	—	57,305
Customer relations		6,333	85	—	—	(502)	—	—	5,916
Memberships		128,452	2,615	—	(12)	—	—	—	131,055
Other		807,118	12,465	(494)	33,640	(72,744)	(238)	(26)	779,721

	￦	2,750,782	19,360	(555)	34,032	(149,470)	(238)	(26)	2,653,885

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impair- ment	Change of consolida- tion scope	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(63,154)	—	—	1,630,714
Land use rights		16,062	327	(169)	—	(1,699)	—	—	14,521
Industrial rights		60,104	833	—	—	(936)	—	(69)	59,932
Development costs		13,420	1,196	—	—	(1,414)	(635)	871	13,438
Facility usage rights		65,340	182	(12)	—	(2,063)	—	—	63,447
Customer relations		48,886	213	—	—	(11,009)	—	—	38,090
Memberships		118,954	279	(614)	—	—	—	8,510	127,129
Other		673,024	13,918	(13)	62,467	(70,423)	—	27,534	706,507

	￦	2,689,658	16,948	(808)	62,467	(150,698)	(635)	36,846	2,653,778

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

14.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of major intangible assets as of March 31, 2014 are as follows:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	270,320	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		44,855	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		293,944	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		973,555	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		11,765	WiBro service	Mar. 2012	Mar. 2019

	￦	1,594,439

15.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	March 31, 2014		December 31, 2013
Commercial Paper	Woori Bank, etc.	2.67~3.09	￦	740,000	200,000
Short-term borrowings	Kookmin Bank, etc.	3.48~4.58		26,000	60,000

			￦	766,000	260,000

(2)	Long-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2013		December 31, 2012
Korea Development Bank	3.19	Jun. 16, 2014	￦	824	1,648
Shinhan Bank	3.19	Jun. 15, 2015		4,280	5,136
Kookmin Bank	3.19	Jun. 15, 2015		7,312	8,124
Kookmin Bank	3.19	Mar. 15, 2017		5,996	5,996
Kookmin Bank	3.19	Mar. 15, 2018		8,600	8,600
Export Kreditnamnden(*)	1.7	Apr. 29. 2022		104,667	99,975
				(USD 97,929)	(USD 94,736)

Sub-total				131,679	129,479
Less present value discount on long-term borrowings				(3,142)	(3,287)

				128,537	126,192
Less current portion of long-term borrowings				(21,404)	(21,384)

Long-term borrowings			￦	107,133	104,808

(*)	For the year ended December 31, 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

15.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds(*1)		2014	4.86		—	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2014	4.53		—	290,000
Unsecured private bonds(*2)		2014	4.40		100,000	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Foreign global bonds		2027	6.63		427,520	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds(*5)	Refinancing fund	2014	1.75		—	96,147
					—	(USD 91,109)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60		267,200	263,825
					(USD 250,000)	(USD 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		55,192	54,129
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		361,365	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		748,160	738,710
					(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75		296,625	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*3)		2020	3M Libor + 0.88		320,640	316,590
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		320,640	316,590
					(USD 300,000)	(USD 300,000)

Sub-total					5,607,342	5,966,700
Less discounts on bonds					(37,645)	(40,229)
					5,569,697	5,926,471
Less current portion of bonds					(928,695)	(1,020,892)

				￦	4,641,002	4,905,579

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

15.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co, Ltd., a subsidiary of the Parent Company.
(*3)	As of March 31, 2014, 3M Libor rate is 0.23%.
(*4)	As of March 31, 2014, SOR rate is 0.22%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and has been redeemed by cash during the three-month period ended March 31, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

16.	Long-term Payables - other

(1)	Long-term payables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Payables related to acquisition of W-CDMA licenses	￦	646,598	828,721
Other(*)		10,639	9,864

	￦	657,237	838,585

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of March 31, 2014 and December 31, 2013, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows (refer to Note 14):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%		—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables - other					(66,924)	(72,170)

					833,099	1,035,521
Current portion of long-term payables – other					(186,501)	(206,800)

Carrying amount at period end				￦	646,598	828,721

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(3)	The repayment schedule of long-term payables - other as of March 31, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

17.	Provisions

Change in provisions for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2014						As of March 31, 2014
	Beginning balance		Increase	Utilization (*)	Others	Ending balance	Current	Non-current
Provision for handset subsidy	￦	53,923	40,490	(28,237)	—	66,176	45,836	20,340
Provision for restoration		40,507	594	(948)	(260)	39,893	14,928	24,965
Other provisions		451	9	—	(22)	438	—	438

	￦	94,881	41,093	(29,185)	(282)	106,507	60,764	45,743

(*) Utilization includes reversal of provision for restoration of ￦689 million.
(In millions of won)
	For the three-month period ended March 31, 2013						As of March 31, 2013
	Beginning balance		Increase	Utilization (*)	Others	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	1,485	(111,815)	—	243,053	199,990	43,063
Provision for restoration		39,895	467	(107)	1,224	41,479	8,364	33,115
Other provisions		590	—	(36)	8	562	73	489

	￦	393,868	1,952	(111,958)	1,232	285,094	208,427	76,667

(*)	Utilization includes reversal of other provisions of ￦1 million.

The Group has provided handset subsidy for the subscribers who purchase handsets on an installment basis and recognized provision for handset subsidy in accordance with the payment duration as of period end.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

18.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	15,345	19,351
Long-term finance lease liabilities		2,795	3,867

	￦	18,140	23,218

The Group’s related interest and principal as of March 31, 2014, December 31, 2013 are as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	15,827	15,345	20,039	19,351
1~5 years		2,855	2,795	3,974	3,867

Sub-total		18,682	18,140	24,013	23,218

Current portion of long-term finance lease liabilities			(15,345)		(19,351)

Long-term finance lease liabilities	￦		2,795		3,867

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	￦	30,992	1,724
1~5 years		81,393	1,074
More than 5 years		73,158	1,007

	￦	185,543	3,805

(3)	Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are explained in Note 18-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

19.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	335,072	312,494
Fair value of plan assets		(236,064)	(238,293)

	￦	99,008	74,201

(2)	Principal actuarial assumptions as of March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	3.06~4.34%	3.06~4.34%
Expected rate of salary increase	3.05~6.27%	3.05~6.27%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Beginning balance	￦	312,494	244,866
Current service cost		37,256	21,723
Interest cost		2,779	2,112
Remeasurement - Adjustment based on experience		4,442	3,421
Benefit paid		(25,534)	(15,801)
Others(*)		3,635	14,713

Ending balance	￦	335,072	271,034

(*)	Others for the three-month period ended March 31, 2014 include liabilities of ￦3,151 million, transferred from affiliated companies and transfer to construction in progress. Others include liabilities of ￦14,703 million transferred due to business combination and transfer to construction in progress during the three-month period ended March 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

19.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Beginning balance	￦	238,293	158,345
Expected return on plan assets		2,297	1,431
Remeasurement factor of plan assets		(709)	785
Contributions by employer directly to plan assets		95	45
Benefit paid		(5,593)	(5,077)
Others(*)		1,681	13,163

Ending balance	￦	236,064	168,692

(*)	Others include assets of ￦14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦(1,312) million during the three-month period ended March 31, 2013.

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Current service cost	￦	37,256	21,723
Net interest cost		482	681

	￦	37,738	22,404

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Equity instruments	￦	450	713
Debt instruments		48,444	48,901
Short-term financial instruments, etc.		187,170	188,679

	￦	236,064	238,293

Actual return on plan assets for the three-month periods ended March 31, 2014 and 2013 amounted to ￦1,588 million and ￦2,216 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

20.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 97,929)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

20.	Derivative Instruments, Continued

(2)	As of March 31, 2014, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations gain (loss)	Others (*1)
Current assets:
Convertible bonds (available-for-sale securities) (Korean won denominated bonds face value of ￦1,500 million)(*2)	￦	—	—	—	—	10		10
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(36,990)	(11,809)	(29,533)	129,806	—		51,474
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		7,880	2,516	(4,419)	—	—		5,977
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(879)	—	2,220	—	—		1,341

Total assets							￦	58,802

Current liabilities:
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)		21	7	(2,263)	—	—		(2,235)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,697	1,819	(22,237)	—	—		(14,721)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,424)	(1,731)	(2,159)	—	—		(9,314)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(9,904)	(3,162)	(15,074)	—	—		(28,140)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		6,098	1,945	(38,748)	—	—		(30,705)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 97,929)		(3,040)	(971)	1,421	—	—		(2,590)

Total liabilities							￦	(87,705)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦10 million was accounted for as derivative financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

21.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	March 31, 2014		December 31, 2013
Authorized shares(*)	￦	220,000,000	220,000,000
Issued shares		80,745,711	80,745,711
Share capital		44,639	44,639
Common stock
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond		398,518	398,518
Others		(839,268)	(839,127)

	￦	317,367	317,508

(*)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the three-month period ended March 31, 2014 and the year ended December 31, 2013 and the number of issued shares for the three-month periods ended March 31, 2014 and 2013 are follows:

(In shares)	For the three-month period ended
	March 31, 2014			March 31, 2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

22.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, shares)
	March 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

23.	Hybrid Bond

The Parent Company issued hybrid bond at face amount on June 7, 2013 and details as of March 31, 2014 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

24.	Retained Earnings

(1)	Retained earnings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,766
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,524
Unappropriated		706,283	1,276,971

	￦	12,772,574	13,102,495

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

25.	Reserves

(1)	Details of reserves as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Net change in unrealized fair value of available-for-sale financial assets	￦	194,363	208,529
Net change in other comprehensive income of investments in associates and joint ventures		(172,927)	(172,117)
Net change in unrealized fair value of derivatives		(30,933)	(35,429)
Foreign currency translations differences for foreign operations		(11,597)	(13,253)

	￦	(21,094)	(12,270)

(2)	Change in reserves for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	Net change in unrealized fair value of available-for- sale financial assets		Net change in other compre- hensive income of investment in associates	Net change in unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		(25,409)	51,057	(9,829)	5,663	21,482
Tax effect		6,168	(2,217)	2,379	—	6,330

Balance at March 31, 2013		187,822	(126,204)	(54,102)	(5,340)	2,176

Balance at January 1, 2014		208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		(22,574)	(848)	5,891	1,656	(15,875)
Tax effect		8,408	38	(1,395)	—	7,051

Balance at March 31, 2014	￦	194,363	(172,927)	(30,933)	(11,597)	(21,094)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

26.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Other Operating Expenses:
Communication expenses	￦	14,304	13,658
Utilities		62,798	54,628
Taxes and dues		8,238	7,614
Repair		64,609	64,416
Research and development		100,906	81,597
Training		7,577	6,366
Bad debt for accounts receivables - trade		6,191	11,130
Reversal of allowance for doubtful accounts		—	(50)
Travel		6,757	6,465
Supplies and other		53,329	51,862

	￦	324,709	297,686

27.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Other Non-operating Income:
Fees revenues	￦	1,515	758
Gain on disposal of property and equipment and intangible assets		2,026	2,010
Others(*1)		16,302	11,071

	￦	19,843	13,839

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	2,928	10,617
Loss on disposal of property and equipment and intangible assets		2,284	5,379
Donations		8,388	12,159
Bad debt for accounts receivable – other		2,971	10,526
Loss on disposal of investment assets		—	1
Loss on impairment of investment assets		127	—
Others(*2)		19,234	7,910

	￦	35,932	46,592

(*1)	Others for the three-month period ended March 31, 2014 primarily consists of ￦8.0 billion of VAT refund.
(*2)	Others for the three-month period ended March 31, 2014 primarily consists of ￦16.7 billion of penalties.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Finance Income:
Finance Income:
Interest income	￦	15,481	16,986
Dividends		9,628	10,149
Gain on foreign currency transactions		4,299	2,535
Gain on foreign currency translations		1,526	2,939
Gain on disposal of long-term investment securities		4,918	1,041
Gain on valuation of derivatives		4,050	—
Gain on settlement of derivatives		119	2,274
Gain on valuation of financial asset at fair value through profit or loss		1,068	938

	￦	41,089	36,862

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Finance Costs:
Interest expense	￦	78,636	89,907
Loss on foreign currency transactions		4,025	3,021
Loss on foreign currency translations		5,069	3,975
Loss on disposal of long-term investment securities		2,139	190
Impairment loss of long-term investment		—	13,569
Loss on valuation of financial liability at fair value through profit or loss securities		5	38,087

	￦	89,874	148,749

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest income on cash equivalents and deposits	￦	9,648	10,371
Interest income on installment receivables and others		5,833	6,615

	￦	15,481	16,986

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest expense on bank overdrafts and borrowings	￦	5,259	15,752
Interest expense on debentures		60,287	62,165
Interest on finance lease liabilities		200	411
Others		12,890	11,579

	￦	78,636	89,907

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Available-for-sale financial assets	￦	—	13,569
Bad debt for accounts receivable - trade		6,191	11,130
Bad debt for accounts receivable - other		2,971	10,526

	￦	9,162	35,225

29.	Income Tax Expense for Continuing Operations

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2014		March 31, 2013
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations on common shares		269,814	350,128
Weighted average number of common shares outstanding		70,936,336	69,694,999

Basic earnings per share from continuing operations (In won)	￦	3,804	5,024

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company on common shares		269,814	354,154
Weighted average number of common shares outstanding		70,936,336	69,694,999

Basic earnings per share (In won)	￦	3,804	5,081

2)	Profit attributable to owners of the Parent Company from continuing operation for the three-month periods ended March 31, 2014 and 2013 are calculated as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Profit attributable to owners of the Parent Company	￦	269,814	354,154
Results of discontinued operation attributable to owners of the Parent Company		—	4,026

Profit attributable to owners of the Parent Company from continuing operation	￦	269,814	350,128

3)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2014 and 2013 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2014	March 31, 2013
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(9,809,375)	(11,050,712)

Weighted average number of common shares outstanding	70,936,336	69,694,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

30.	Earnings per Share, Continued

(2)	Diluted earnings per share

For the three-month period ended March 31, 2014, potential diluted of share does not exist. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three-month period ended March 31, 2013 as the diluted effect of exchangeable bond is nil (diluted shares of 2,421,077); therefore, diluted earnings per share for the three-month period ended March 31, 2014 and 2013 are same as basic earnings per share.

(3)	Basic earnings per share from discontinued operation

(In millions of won, shares)	For the three-month period ended
	March 31, 2014	March 31, 2013
Results of discontinued operation attributable to owners of the Parent Company	—	4,026
Weighted average number of common shares outstanding	70,936,336	69,694,999

Basic earnings per share (In won)	—	57

Diluted earnings per share from discontinued operation is the same as basic earnings per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

31.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,067,354	—	1,067,354
Financial instruments		—	—	294,908	—	294,908
Short-term investment securities		—	79,534	—	—	79,534
Long-term investment securities(*1)		21,599	919,302	—	—	940,901
Accounts receivable - trade		—	—	2,258,308	—	2,258,308
Loans and receivables(*2)		—	—	1,039,771	—	1,039,771
Derivative financial assets (*3)		10	—	—	58,792	58,802

	￦	21,609	998,836	4,660,341	58,792	5,739,578

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable - trade		—	—	2,270,470	—	2,270,470
Loans and receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets (*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,254	41,712	6,149,571

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

31.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Short-term loans	￦	86,784	79,395
Accounts receivable - other		641,673	643,603
Accrued income		13,939	11,941
Other current assets		2,483	2,548
Long-term loans		56,088	57,442
Guarantee deposits		238,804	249,600

	￦	1,039,771	1,044,529

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Total
Accounts payable - trade	￦	163,798	—	163,798
Derivative financial liabilities		—	87,705	87,705
Borrowings		894,537	—	894,537
Debentures(*1)		5,569,697	—	5,569,697
Accounts payable - other and other payables(*2)		3,480,990	—	3,480,990

	￦	10,109,022	87,705	10,196,727

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*1)		96,147	5,830,324	—	5,926,471
Accounts payable - other and other payables(*2)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,026	124,339	10,601,512

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

31.	Categories of Financial Instruments, Continued

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

(*2)	Details of accounts payable and other payables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Accounts payable - other	￦	1,587,693	1,864,024
Withholdings		1,547	1,549
Accrued expenses		1,002,465	988,193
Current portion of long-term payables - other		201,846	226,151
Long-term payables - other		657,237	838,585
Finance lease liabilities		2,795	3,867
Other non-current liabilities		27,407	27,425

	￦	3,480,990	3,949,794

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of March 31, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets		Liabilities
	Foreign currencies	Won translation	Foreign Currencies	Won translation
USD	118,813	126,872	2,120,888	2,266,804
EUR	12,811	18,824	2,347	3,449
JPY	87,502	909	5,250	55
SGD	—	—	64,860	55,072
AUD	—	—	298,162	294,808
CHF	—	—	298,643	359,731
Others	34,470	7,537	1,809	317

		154,142		2,980,236

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of March 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	2,617	(2,617)
EUR		1,538	(1,538)
JPY		86	(86)
Others		722	(722)

	￦	4,963	(4,963)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2014, available-for-sale equity instruments measured at fair value amount of ￦818,014 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of March 31, 2014, floating-rate borrowings and debentures amount to ￦27,012 million and ￦643,032 million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. (Refer to Note 20) If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2014 would have been changed ￦69 million due to the interest expense from floating-rate borrowings.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Cash and cash equivalents	￦	1,066,981	1,398,548
Financial instruments		294,908	319,616
Available-for-sale financial assets		32,343	35,174
Accounts receivable - trade		2,258,308	2,270,470
Loans and receivables		1,039,771	1,044,529
Derivative financial assets		58,802	41,712
Financial assets at fair value through profit or loss		21,609	20,532

	￦	4,772,722	5,130,581

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2014, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 28.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	163,798	163,798	163,798	—	—
Borrowings(*1)		894,537	907,900	790,446	72,643	44,811
Debentures(*1)		5,569,697	6,712,967	1,131,066	3,467,083	2,114,818
Accounts payable - other and others(*2)		3,480,990	3,582,671	2,737,739	591,947	252,985

	￦	10,109,022	11,367,336	4,823,049	4,131,673	2,412,614

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.
(*2)	Excludes discounts on accounts payable-other and others.

As of March 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	58,792	62,318	2,294	39,208	20,816
Liabilities		(87,705)	(93,961)	(27,295)	(65,798)	(868)

	￦	(28,913)	(31,643)	(25,001)	(26,590)	19,948

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2013.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Liabilities	￦	12,242,268	12,409,958
Equity		13,824,958	14,166,557

Debt-equity ratio		88.55%	87.60%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	21,609	—	21,599	10	21,609
Derivative financial assets		58,792	—	58,792	—	58,792
Available-for-sale financial assets		818,014	600,516	46,456	171,042	818,014

	￦	898,415	600,516	126,847	171,052	898,415

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,067,354	—	—	—	—
Available-for-sale financial assets(*1,2)		180,822	—	—	—	—
Accounts receivable – trade and others(*1)		3,298,079	—	—	—	—
Financial instruments(*1)		294,908	—	—	—	—

	￦	4,841,163	—	—	—	—

Financial liabilities that can be measured at fair value
Derivative financial liabilities		87,705	—	87,705	—	87,705

	￦	87,705	—	87,705	—	87,705

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	163,798	—	—	—	—
Borrowings		894,537	—	891,420	—	891,420
Debentures		5,569,697	—	5,703,078	—	5,703,078
Accounts payable – other and others(*1)		3,480,990	—	—	—	—

	￦	10,109,022	—	6,594,498	—	6,594,498

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,324	—	5,946,586	—	5,946,586
Accounts payable – other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,026	—	6,345,833	—	6,345,833

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable – trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of March 31, 2014 are as follows:

Interest rate
Derivative instruments	2.55~3.14%
Borrowings and debentures	3.39~3.78%

There have been no transfers from Level 2 to Level 1 for the three-month period ended 2014 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2014 are as follows:

(In millions of won)
	Balance at January 1		Acquisition	Other comprehensive income	Balance at March 31
Financial assets at fair value through profit or loss	￦	10	—	—	10
Available-for-sale financial assets		154,788	18,185	(1,931)	171,042

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

32.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2014 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	40,293	—	40,293	(32,804)	—	7,489
Accounts receivable – trade and other		143,137	(128,046)	15,091	—	—	15,091

		183,430	(128,046)	55,384	(32,804)	—	22,580

Financial liabilities:
Derivatives(*)		32,804	—	32,804	(32,804)	—	—
Accounts payable – trade and other		128,046	(128,046)	32,804	—	—	—

	￦	160,850	(128,046)	65,608	(32,804)	—	—

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,842	—	—	11,842

		167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,870)	—	14,666
Accounts payable – trade and other		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

33.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others (Refer to note 1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	Three-month period ended March 31, 2014		Three-month period ended March 31, 2013
Salaries	￦	1,339	1,253
Provision for retirement benefits		568	721

	￦	1,907	1,974

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended March 31, 2014 and 2013 are as follows:

(In millions of won)		Three-month period ended March 31, 2014
Scope	Company	Operating revenue and others	Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*)	￦ 125	179,740	—
Associates	F&U Credit information Co., Ltd.	523	12,242	—
	HappyNarae Co., Ltd.	55	1,545	893
	SK hynix Inc.	2,714	879	—
	SK USA, Inc.	—	659	—
	SK Wyverns Baseball Club Co., Ltd.	48	8,921	—
	HanaSK Card Co., Ltd.	10,257	1,219	—
	Others	1,295	2,810	—

		14,892	28,275	893

Other	SK Engineering & Construction Co., Ltd.	848	—	30,063
	SK C&C Co., Ltd.	3,906	83,084	26,045
	SK Networks Co., Ltd.	6,125	377,533	799
	SK Networks Service Co., Ltd.	64	18,631	—
	SK Telesys Co., Ltd	122	20,436	23,965
	SK Energy Co., Ltd.	4,014	222	—
	SK Gas Co., Ltd.	3,166	—	—
	Others	4,898	9,534	527

		23,143	509,440	81,399

Total		￦ 38,160	717,455	82,292

(*)	Operating expense and others include ￦171,053 million of dividends paid by the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

33.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended March 31, 2014 and 2013 are as follows, Continued:

(In millions of won)		Three-month period ended March 31, 2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*)	￦	574	179,866	—
Associates	F&U Credit information Co., Ltd.		373	10,507	—
	HappyNarae Co., Ltd.		8	1,526	295
	SK hynix Inc.		1,222	—	—
	SK USA, Inc.		—	520	—
	SK Wyverns Baseball Club Co., Ltd.		26	8,500	—
	HanaSK Card Co., Ltd.		9,071	726	—
	Others		2,686	5,888	—

			13,386	27,667	295

Other	SK Engineering & Construction Co., Ltd.		856	549	31,581
	SK C&C Co., Ltd.		3,006	81,398	23,778
	SK Networks Co., Ltd.		13,662	400,699	248
	SK Networks Service Co., Ltd.		3,260	17,774	—
	SK Telesys Co., Ltd		124	18,284	31,770
	SK Energy Co., Ltd.		4,108	313	—
	SK Gas Co., Ltd.		419	—	—
	Others		4,825	971	87

			30,260	519,988	87,464

Total		￦	44,220	727,521	87,759

(*)	Operating expense and others include ￦171,053 million of dividends paid by the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2014 and 2013 are as follows:

(In millions of won)		Three-month period ended March 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	158	171,053
Associates	HappyNarae Co., Ltd.		—	27	1,289
	F&U Credit information Co., Ltd.		—	178	640
	SK hynix Inc.		—	1,052	1
	SK Wyverns Baseball Club Co., Ltd.		1,425	45	121
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	659
	Television Media Korea Inc.		—	674	1,160
	Others		—	5,173	416

			24,727	45,561	4,286

Other	SK Engineering & Construction Co., Ltd.		—	125	11,621
	SK C&C Co., Ltd.		—	496	58,568
	SK Networks Co., Ltd.		—	4,377	163,196
	SK Networks Service Co., Ltd.		—	2	1,022
	SK Telesys Co., Ltd		—	161	44,997
	SK Innovation Co., Ltd.		—	1,199	152
	SK Energy Co., Ltd.		—	3,295	77
	SK Gas Co., Ltd.		—	1,656	—
	Others		—	1,275	8,388

			—	12,586	288,021

Total		￦	24,727	58,305	463,360

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

33.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2014 and 2013 are as follows, Continued:

(In millions of won)		Three-month period ended March 31, 2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	F&U Credit information Co., Ltd.		—	258	—
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	436
	Others		—	3,733	5,500

			24,727	42,822	22,253

	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK Telesys Co., Ltd.		—	412	70,467
Other	SK C&C Co., Ltd.		—	182	—
	SK Networks. Co., Ltd.		—	5,930	118,759
	SK Energy Co., Ltd.		—	5,457	7,438
	SK Gas Co., Ltd.		—	1,469	—
	Others		—	4,707	12,759

			—	19,145	301,481

Total		￦	24,727	62,301	323,734

(5)	As of December 31, 2013, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group nor the Group to related parties.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

34.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

(2)	Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the three-month period ended March 31, 2013 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operations.

(In millions of won)
	March 31, 2013
Results of discontinued operation:
Revenue	￦	46,983
Expense		(40,878)

Operating income generated by discontinued operation		6,105
Non-operating income		1,833
Income tax benefit		(1,979)

Gain generated by discontinued operation	￦	5,959

Attributable to :
Owners of the Parent Company		4,026
Non-controlling interests		1,933

(3)	Cash flows used in discontinued operation

Cash flows used in discontinued operation for the three-month period ended March 31, 2013 are as follows:

(In millions of won)
	March 31, 2013
Cash flow from discontinued operation:
Net cash provided by operating activities	￦	10,417
Net cash provided by investing activities		1,079
Net cash provided by financing activities		—

Net cash provided by discontinued operation	￦	11,496

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

35.	Commitments and Legal Claims and Litigations

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,855 million as of March 31, 2014.

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦2,335 million as collateral as of March 31, 2014.

(2)	Legal claims and litigations

As of March 31, 2014, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. For those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation for these matters, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest income	￦	(15,481)	(17,571)
Dividend		(9,628)	(10,149)
Gain on foreign currency translations		(1,526)	(2,939)
Gain on disposal of long-term investments assets		(4,918)	(1,041)
Gain on valuation of derivatives		(4,050)	—
Gain on settlement of derivatives		(119)	(2,274)
Gains related to investments in subsidiaries, associates and joint ventures, net		(145,055)	(161,325)
Gain on disposal of property, equipment and intangible assets		(2,026)	(2,010)
Reversal of allowance for doubtful accounts		—	(50)
Gain on valuation of financial assets at fair value through profit or loss		(1,068)	(938)
Other income		(20)	(2,066)
Interest expenses		78,636	89,907
Loss on foreign currency translations		5,069	3,975
Loss on disposal of long-term investments securities		2,139	190
Impairment loss on long-term investment securities		—	13,569
Income tax expense		65,268	81,972
Provision for retirement benefits		37,738	22,404
Depreciation and amortization		703,210	681,973
Bad debt expenses		6,191	12,113
Loss on disposal of property, equipment and intangible assets		2,284	5,379
Impairment loss on property, equipment and intangible assets		2,928	10,617
Loss on valuation of financial liabilities at fair value through profit or loss		5	38,087
Bad debt for accounts receivable-other		2,971	10,530
Loss on disposition of other investment		—	1
Impairment loss on other investment		127	—
Other expenses		1,598	2,240

	￦	724,273	772,594

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Accounts receivable - trade	￦	7,350	(149,972)
Accounts receivable - other		19,459	(59,722)
Accrued income		18	(829)
Advance payments		(43,084)	(37,172)
Prepaid expenses		(2,711)	3,478
Proxy paid V.A.T.		8,438	(10,833)
Inventories		(26,265)	18,477
Guarantee deposits		7,563	6,998
Accounts payable - trade		(25,425)	6,519
Accounts payable - other		(629,271)	(252,480)
Advanced receipts		20,038	1,285
Withholdings		107,289	99,189
Deposits received		(225)	(542)
Accrued expenses		18,331	92,390
Advanced V.A.T.		9,656	25,607
Unearned revenue		(32,890)	(21,544)
Provisions		(7,488)	(79,988)
Long-term provisions		19,556	(30,061)
Plan assets		5,498	5,032
Retirement benefit payment		(25,534)	(15,801)
Others		5,055	6,476

	￦	(564,642)	(393,493)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Transfer of construction in progress to property, equipment and investment in associates	￦	447,461	316,508
Transfer of other tangible assets to construction in progress		100,079	264,163
Transfer of inventories to tangible assets		14,430	22,540
Accounts payable - other related to acquisition of property and equipment and intangible assets		289,561	118,913

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2014, the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 21, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 9, 2014

This report is effective as of May 9, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	27,28	￦	321,657	448,459
Short-term financial instruments	4,27,28		138,000	166,000
Short-term investment securities	6,27,28		77,085	102,042
Accounts receivable - trade, net	5,27,28,29		1,471,702	1,513,138
Short-term loans, net	5,27,28,29		80,139	72,198
Accounts receivable - other, net	5,27,28,29		330,775	388,475
Prepaid expenses			76,821	82,837
Inventories, net			30,263	24,596
Non-current assets held for sale	7		3,667	3,667
Advanced payments and other	5,27,28		33,650	16,370

Total Current Assets			2,563,759	2,817,782

Non-Current Assets:
Long-term financial instruments	4,27,28		7,569	7,569
Long-term investment securities	6,27,28		670,749	729,703
Investments in subsidiaries and associates	8		8,010,121	8,010,121
Property and equipment, net	9,29		7,282,205	7,459,986
Goodwill	10		1,306,236	1,306,236
Intangible assets	11		2,153,064	2,239,167
Long-term loans, net	5,27,28,29		38,251	39,925
Long-term prepaid expenses			23,013	23,007
Guarantee deposits	4,5,27,28,29		143,326	152,057
Long-term derivative financial assets	16,27,28		57,451	41,712
Other non-current assets			257	154

Total Non-Current Assets			19,692,242	20,009,637

Total Assets		￦	22,256,001	22,827,419

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2014 and December 31, 2013

(In millions of won)	Note	March 31, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,27,28	￦	400,000	260,000
Current portion of long-term debt, net	12,13,27,28		917,316	829,503
Accounts payable - other	27,28,29		1,455,983	1,556,201
Withholdings	27,28		647,594	574,166
Accrued expenses	27,28		680,558	653,742
Income tax payable	25		121,493	104,564
Unearned revenue			162,492	178,569
Derivative financial liabilities	16,27,28		16,956	21,170
Provisions	14		60,570	66,559
Advanced receipts and other			48,986	43,599

Total Current Liabilities			4,511,948	4,288,073

Non-Current Liabilities:
Debentures, net, excluding current portion	12,27,28		3,855,701	4,014,777
Long-term borrowings, excluding current portion	12,27,28		89,618	85,125
Long-term payables - other	13,27,28		646,598	828,721
Long-term unearned revenue			42,802	50,894
Defined benefit liabilities	15		29,291	22,886
Long-term derivative financial liabilities	16,27,28		70,749	100,210
Long-term provisions	14		37,613	19,537
Deferred tax liabilities	25		81,564	44,601
Other non-current liabilities	27,28,29		58,083	57,187

Total Non-Current Liabilities			4,912,019	5,223,938

Total Liabilities			9,423,967	9,512,011

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		433,894	433,894
Retained earnings	20		12,220,249	12,665,699
Reserves	21		133,252	171,176

Total Equity			12,832,034	13,315,408

Total Liabilities and Equity		￦	22,256,001	22,827,419

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2014 and 2013

(In millions of won except for per share data)	Note	March 31, 2014		March 31, 2013
Operating revenue:	29
Revenue		￦	3,263,703	3,112,099
Operating expense:	29
Labor cost			166,038	199,905
Commissions paid			1,589,115	1,369,500
Depreciation and amortization			509,054	476,364
Network interconnection			214,875	176,366
Leased line			96,862	104,036
Advertising			39,438	34,669
Rent			92,723	86,286
Cost of products that have been resold			113,943	78,802
Other operating expenses	22		190,361	166,060

Sub-total			3,012,409	2,691,988

Operating income			251,294	420,111
Finance income	24		27,055	27,865
Finance costs	24		(67,559)	(115,402)
Other non-operating income	23		15,023	6,973
Other non-operating expenses	23		(29,869)	(30,571)
Gain on disposal of investments in subsidiaries and associates	8		—	71,200

Profit before income tax			195,944	380,176
Income tax expense	25		42,411	77,999

Profit for the period		￦	153,533	302,177

Earnings per share	26
Basic earnings per share		￦	2,164	4,336

Diluted earnings per share		￦	2,164	4,336

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	March 31, 2014		March 31, 2013
Profit for the period		￦	153,533	302,177
Other comprehensive loss
Items that will not be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit obligations	15		(3,118)	(2,348)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21		(42,295)	(19,320)
Net change in unrealized fair value of derivatives	16,21		4,371	(7,451)

Total other comprehensive loss, net of taxes			(41,042)	(29,119)

Total comprehensive income		￦	112,491	273,058

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)
			Capital surplus and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(585,438)	—	(585,438)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	302,177	—	302,177
Other comprehensive loss		—	—	—	—	—	—	(2,348)	(26,771)	(29,119)

Balance, March 31, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,128,372	127,817	12,064,668

Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(595,865)	—	(595,865)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	153,533	—	153,533
Other comprehensive loss		—	—	—	—	—	—	(3,118)	(37,924)	(41,042)

Balance, March 31, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,220,249	133,252	12,832,034

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	Note	March 31, 2014		March 31, 2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	153,533	302,177
Adjustments for income and expenses	31		637,404	625,487
Changes in assets and liabilities related to operating activities	31		(279,561)	(90,051)

Sub-total			511,376	837,613
Interest received			6,204	5,037
Dividends received			129	—
Interest paid			(60,277)	(71,719)
Income tax refund received			21,677	18,589

Net cash provided by operating activities			479,109	789,520

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			25,000	—
Decrease in short-term financial instruments, net			28,000	43,800
Collection of short-term loans			54,900	91,232
Proceeds from disposal of long-term investment securities			10,217	10,712
Proceeds from disposal of property and equipment			507	684
Proceeds from disposal of intangible assets			—	512
Proceeds from disposal of non-current assets held for sale			—	190,393
Collection of long-term loans			988	5,531
Proceeds from disposal of other non-current assets—				48

Sub-total			119,612	342,912
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(20,000)
Increase in short-term loans			(62,174)	(99,138)
Acquisition of long-term investment securities			(1,121)	(1,003)
Acquisition of investments in subsidiaries and associates			—	(194,584)
Acquisition of property and equipment			(488,482)	(459,439)
Acquisition of intangible assets			(13,352)	(6,048)
Increase in other non-current assets			(103)	—

Sub-total			(565,232)	(780,212)

Net cash used in investing activities		￦	(445,620)	(437,300)

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2014 and 2013

(In millions of won)	March 31, 2014		March 31, 2013
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	140,000	40,000
Proceeds from long-term borrowings		3,552	—
Issuance of debentures		—	656,359
Cash inflows from transaction of derivatives		—	2,274

Sub-total		143,552	698,633
Cash outflows for financing activities:
Repayment of short-term borrowings		—	(330,000)
Repayment of long-term borrowings		—	(350,000)
Repayment of long-term payables - other		(207,668)	(161,575)
Repayment of debentures		(96,151)	—

Sub-total		(303,819)	(841,575)

Net cash used in financing activities		(160,267)	(142,942)

Net increase (decrease) in cash and cash equivalents		(126,778)	209,278
Cash and cash equivalents at beginning of the period		448,459	256,577
Effects of exchange rate changes on cash and cash equivalents		(24)	(72)

Cash and cash equivalents at end of the period	￦	321,657	465,783

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2014, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a joint venture, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2013.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

2.	Basis of Presentation, Continued

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2014.

(1)	Changes in accounting policies

1)	Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No.1032, ‘Financial instruments: Presentation’ since January 1, 2014. This standard requires financial assets and financial liabilities being offset and the presentation of financial assets and financial liabilities on a net basis when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

To meet the net settlement criterion, all settlements need to remove or reduce credit risk or liquidity risk as minor level. In case of single payment or payment period which can handle bonds and payables, settlement result needs to be paid as same as practical settle net.

There is no material impact of the application of this amendment on the Company’s financial statements.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

4.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2014 and December 31, 2013 are summarized as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Short-term financial instruments(*)	￦	76,000	76,000
Long-term financial instruments(*)		7,569	7,569
Guarantee deposits		40	40

	￦	83,609	83,609

(*)	Financial instruments include charitable trust fund established by the Company. Profits from this charitable fund are donated to charitable institutions. As of March 31, 2014 the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,581,236	(109,534)	1,471,702
Short-term loans		80,949	(810)	80,139
Accounts receivable - other		385,011	(54,236)	330,775
Accrued income		6,206	—	6,206

		2,053,402	(164,580)	1,888,822
Non-current assets:
Long-term loans		59,922	(21,671)	38,251
Guarantee deposits		143,326	—	143,326

		203,248	(21,671)	181,577

	￦	2,256,650	(186,251)	2,070,399

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable - other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2014 and 2013 were as follows:

(In millions of won)
	March 31, 2014		March 31, 2013
Balance at January 1	￦	174,480	153,337
Increase of bad debt allowances		6,966	15,527
Write-offs		(252)	(204)
Collection of receivables previously written-off		5,057	5,210

Balance at March 31	￦	186,251	173,870

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014			December 31, 2013
	Accounts receivable – trade		Other receivables	Accounts receivable – trade	Other receivables
Neither overdue or impaired	￦	1,128,634	562,745	1,169,946	622,679
Overdue but not impaired		42,245	—	32,705	—
Impaired		410,357	112,669	411,815	108,810

		1,581,236	675,414	1,614,466	731,489
Allowances for doubtful accounts		(109,534)	(76,717)	(101,328)	(73,152)

	￦	1,471,702	598,697	1,513,138	658,337

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Less than 1 month	￦	17,993	9,549
1 ~ 3 months		5,448	6,975
3 ~ 6 months		3,923	2,565
More than 6 months		14,881	13,616

	￦	42,245	32,705

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Beneficiary certificates(*)	￦	76,457	101,414
Current portion of long-term investment securities		628	628

	￦	77,085	102,042

(*)	The distributions arising from beneficiary certificates as of March 31, 2014, were accounted for as accrued income.

(2)	Details of long-term investment securities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	515,337	574,321
Unlisted equity securities		23,991	22,870
Equity investments		109,634	111,792

		648,962	708,983
Debt securities:
Public bonds(*1)		356	356
Investment bonds(*2)		22,059	20,992

		22,415	21,348

Total		671,377	730,331
Less current portion of long-term investment securities		(628)	(628)

Long-term investment securities	￦	670,749	729,703

(*1)	Details of maturity for the public bonds as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Less than 1 year	￦	356	356

(*2)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2014: ￦21,599 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

7.	Non-current Assets Held for Sale

Disposal contracts for the Company’s ownership interests in SK Fans Co., Ltd, and TR Entertainment, investments in associates, have been entered, and investments in associates were reclassified to non-current assets held for sale.

Non-current assets held for sale as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Investments in associates:
TR Entertainment(*1)	￦	2,611	2,611
SK Fans Co., Ltd.(*2)		1,056	1,056

	￦	3,667	3,667

(*1)	For the year ended December 31, 2013, the Company entered into a disposal contract for ownership interests in TR Entertainment, and recognized the difference between contractual disposal price and carrying amount as impairment loss and classified to non-current assets held for sale.
(*2)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. has been made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss.

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Investments in subsidiaries	￦	3,453,988	3,453,988
Investments in associates		4,556,133	4,556,133

	￦	8,010,121	8,010,121

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014				December 31, 2013
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	72,927,317	100.0		1,538,020	1,538,020
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		76,764	76,764
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment	—	100.0		60,347	60,347
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

			￦	3,453,988	3,453,988

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014				December 31, 2013
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	￦	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*1)	1,807,130	9.2		11,000	11,000
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
Packet One Network	1,153,902	27.0		60,706	60,706
SK Technology Innovation Company	9,800	49.0		85,873	85,873
SK hynix Inc.	146,100,000	20.6		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		74,845	74,845

			￦	4,556,133	4,556,133

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associates through participation on the associate’s board of directors.
(*2)	Classified as an investment in associates because the Company has less than 50% of the voting rights of the board of directors.

(4)	The market price of investments in listed subsidiaries as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	March 31, 2014				December 31, 2013
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	4,200	149,638,354	628,481	4,375	149,638,354	654,668

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

9.	Property and Equipment

(1)	Property and equipment as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014				December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	423,593	—	423,593	416,991
Buildings		1,019,177	(438,687)	580,490	585,375
Structures		717,713	(359,839)	357,874	363,093
Machinery		19,102,718	(14,162,106)	4,940,612	4,945,088
Other		1,357,420	(775,280)	582,140	472,832
Construction in progress		397,496	—	397,496	676,607

	￦	23,018,117	(15,735,912)	7,282,205	7,459,986

(2)	Changes in property and equipment for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	—	—	6,602	—	423,593
Buildings		585,375	3	(101)	3,785	(8,572)	580,490
Structures		363,093	—	—	2,899	(8,118)	357,874
Machinery		4,945,088	650	(611)	378,142	(382,657)	4,940,612
Other		472,832	218,442	(348)	(83,919)	(24,867)	582,140
Construction in progress		676,607	29,949	(882)	(308,178)	—	397,496

	￦	7,459,986	249,044	(1,942)	(669)	(424,214)	7,282,205

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	—	(6)	—	—	395,962
Buildings		607,973	13	(89)	949	(8,522)	600,324
Structures		363,364	—	(7)	5,646	(8,731)	360,272
Machinery		4,532,811	1,180	(3,995)	287,594	(361,310)	4,456,280
Other		579,448	304,028	(493)	(262,098)	(24,437)	596,448
Construction in progress		639,526	33,900	(235)	(38,670)	—	634,521

	￦	7,119,090	339,121	(4,825)	(6,579)	(403,000)	7,043,807

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

10.	Goodwill

Goodwill as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

11.	Intangible Assets

(1)	Intangible assets as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014				December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Frequency use rights	￦	3,033,879	(1,439,440)	1,594,439	1,664,571
Land use rights		34,525	(25,751)	8,774	9,752
Industrial rights		34,808	(24,790)	10,018	9,113
Development costs		101,957	(101,957)	—	—
Facility usage rights		43,995	(27,893)	16,102	16,155
Memberships(*1)		82,815	—	82,815	82,815
Other(*2)		1,726,448	(1,285,532)	440,916	456,761

	￦	5,058,427	(2,905,363)	2,153,064	2,239,167

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university and the Company in turn is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

11.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(70,132)	1,594,439
Land use rights		9,752	—	—	—	(978)	8,774
Industrial rights		9,113	1,948	—	—	(1,043)	10,018
Facility usage rights		16,155	241	(16)	342	(620)	16,102
Memberships		82,815	—	—	—	—	82,815
Other		456,761	11,163	—	12,534	(39,542)	440,916

	￦	2,239,167	13,352	(16)	12,876	(112,315)	2,153,064

(In millions of won)
	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(63,154)	1,630,714
Land use rights		9,815	—	(50)	—	(1,158)	8,607
Industrial rights		9,769	666	—	—	(615)	9,820
Development costs		665	—	—	—	(255)	410
Facility usage rights		16,786	183	(12)	—	(593)	16,364
Memberships		81,518	22	(501)	—	—	81,039
Other		375,451	5,177	—	20,423	(34,826)	366,225

	￦	2,187,872	6,048	(563)	20,423	(100,601)	2,113,179

(3)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2014 are as follows:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	270,320	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		44,855	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		293,944	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		973,555	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		11,765	WiBro service	Mar. 2012	Mar. 2019

	￦	1,594,439

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

12.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	March 31, 2014		December 31, 2013
Kookmin Bank	3.48	Jan. 3, 2014	￦	—	60,000
CP	3.09	Jan. 3, 2014		—	100,000
	3.09	Jan. 6, 2014		—	100,000
	2.73	Apr. 24, 2014		100,000	—
	2.73	May 26, 2014		300,000	—

			￦	400,000	260,000

(2)	Long-term borrowings as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2014		December 31, 2013
Export Kreditnamnden(*)	1.7	Apr. 29, 2022	￦	104,667 (USD 97,929)	99,975 (USD 94,736)

				104,667	99,975
Less present value discount on long-term borrowings				(3,142)	(3,287)

				101,525	96,688
Less current portion of bonds				(11,907)	(11,563)

			￦	89,618	85,125

(*)	For the year ended December 31, 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

12.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing	2022	3.30		140,000	140,000
Unsecured private bonds	fund	2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Foreign global bonds		2027	6.63		427,520	422,120
					(USD 400,000)	(USD 400,000)
Convertible bonds(*3)	Refinancing fund	2014	1.75			96,147
					—	(USD 91,109)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		267,200	263,825
					(USD 250,000)	(USD 250,000)
Floating rate notes (*2)		2014	SOR rate + 1.20		55,192	54,129
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		361,365	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		748,160	738,710
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		296,625	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		320,640	316,590
					(USD 300,000)	(USD 300,000)

					4,606,702	4,660,110
Less discounts on bonds					(32,093)	(34,193)

					4,574,609	4,625,917
Less current portion of bonds					(718,908)	(611,140)

				￦	3,855,701	4,014,777

(*1)	As of March 31, 2014, 3M Libor rate is 0.23%.
(*2)	As of March 31, 2014, SOR rate is 0.22%.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

12.	Borrowings and Debentures, Continued

(*3)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD332,528,000 for USD326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and has been redeemed by cash during the three-month period ended March 31, 2014.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

13.	Long-term Payables - other

(1)	As of March 31, 2014 and December 31, 2013, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows (Refer to Note 11):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	March 31, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables—other					(66,924)	(72,170)

					833,099	1,035,521
Less current portion of long-term payables – other					(190,134)	(207,668)
Current portion of present value discount on long-term payables – other					3,633	868

Carrying amount at March 31, 2014				￦	646,598	828,721

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables—other as of March 31, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

14.	Provisions

Change in provisions for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014						As of Mar. 31, 2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	53,923	40,490	(28,237)	—	66,176	45,836	20,340
Provision for restoration		32,173	594	(96)	(664)	32,007	14,734	17,273

	￦	86,096	41,084	(28,333)	(664)	98,183	60,570	37,613

(In millions of won)	For the three-month period ended March 31, 2013						As of Mar. 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	353,383	1,486	(111,816)	—	243,053	199,990	43,063
Provision for restoration		32,791	898	(108)	(28)	33,553	7,950	25,603

	￦	386,174	2,384	(111,924)	(28)	276,606	207,940	68,666

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Present value of defined benefit obligations	￦	159,753	154,460
Fair value of plan assets		(130,462)	(131,574)

	￦	29,291	22,886

(2)	Principal actuarial assumptions as of March 31, 2014 and December 31, 2013 are as follows:

	March 31, 2014	December 31, 2013
Discount rate for defined benefit obligations	3.96%	3.96%
Expected rate of salary increase	4.32%	4.32%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Beginning balance	￦	154,460	133,098
Current service cost		7,980	8,282
Interest cost		1,439	1,136
Remeasurement :
- Adjustment based on experience		3,569	3,940
Benefit paid		(8,810)	(8,003)
Others(*)		1,115	1,022

Ending balance	￦	159,753	139,475

(*)	Others for the three-month periods ended March 31, 2014 and 2013 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Beginning balance	￦	131,574	98,147
Interest income		1,233	831
Actuarial gain		(544)	842
Benefit paid		(1,801)	(2,338)

Ending balance	￦	130,462	97,482

(5)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Current service cost	￦	7,980	8,282
Net interest cost		206	305

	￦	8,186	8,587

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Equity instruments	￦	149	405
Debt instruments		35,041	33,320
Short-term financial instruments, etc.		95,272	97,849

	￦	130,462	131,574

Actual return on plan assets for the three-month periods ended March 31, 2014 and 2013 amounted to ￦689 million and ￦1,673 million, respectively.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of March 31, 2014 are as follows:

(In thousands of foreign currencies)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 97,929)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

16.	Derivative Instruments, Continued

(2)	As of March 31, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of foreign currencies)
	Fair value
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation loss (gain)	Others(*)	Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	(36,990)	(11,809)	(29,533)	129,806		51,474
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		7,880	2,516	(4,419)	—		5,977

Total assets						￦	57,451

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of SGD 65,000)	￦	21	7	(2,263)	—		(2,235)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,697	1,819	(22,237)	—		(14,721)

							(16,956)

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,424)	(1,731)	(2,159)	—		(9,314)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(9,904)	(3,162)	(15,074)	—		(28,140)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		6,098	1,945	(38,748)	—		(30,705)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 97,929)		(3,040)	(971)	1,421	—		(2,590)

Total liabilities						￦	(87,705)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

17.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	March 31, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (note 19)		398,518	398,518
Others		(722,741)	(722,741)

	￦	433,894	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the three-month period ended March 31, 2014 and the year ended December 31, 2013.

Changes in number of shares outstanding for the three-month period ended March 31, 2014 and 2013 are as follows:

(In shares)	For the three-month period ended
	March 31, 2014			March 31, 2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

18.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, shares)
	March 31, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

19.	Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21	(*2)	￦	400,000
Issuance costs							(1,482)

						￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

20.	Retained Earnings

(1)	Retained earnings as of March 31, 2014 and December 31 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,525
Unappropriated		153,958	840,174

	￦	12,220,249	12,665,699

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

21.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Unrealized fair value of available-for-sale financial assets	￦	168,914	211,209
Unrealized fair value of derivatives		(35,662)	(40,033)

	￦	133,252	171,176

(2)	Changes in reserves for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended March 31, 2014
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2014	￦	211,209	(40,033)	171,176
Changes		(55,798)	5,766	(50,032)
Tax effect		13,503	(1,395)	12,108

Balance at March 31, 2014	￦	168,914	(35,662)	133,252

(In millions of won)	For the three-month period ended March 31, 2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013	￦	206,414	(51,826)	154,588
Changes		(25,488)	(9,829)	(35,317)
Tax effect		6,168	2,378	8,546

Balance at March 31, 2013	￦	187,094	(59,277)	127,817

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Other Operating Expenses:
Communication expenses	￦	11,192	12,737
Utilities		46,125	39,590
Taxes and dues		4,767	4,307
Repair		41,443	38,052
Research and development		51,104	52,699
Training		6,216	4,602
Bad debt for accounts receivables—trade		3,995	5,175
Other		25,519	8,898

	￦	190,361	166,060

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	112	348
Others(*1)		14,911	6,625

	￦	15,023	6,973

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	1,563	4,540
Donations		7,979	11,863
Bad debt for accounts receivable—other		2,971	10,352
Others(*2)		17,356	3,816

	￦	29,869	30,571

(*1)	Others for the three-month period ended March 31, 2014 primarily consists of ￦8.0 billion of VAT refund.
(*2)	Others for the three-month period ended March 31, 2014 primarily consists of ￦16.7 billion of penalties.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Finance Income:
Interest income	￦	6,828	8,432
Dividends		9,628	12,577
Gain on foreign currency transactions		3,998	2,130
Gain on foreign currency translations		499	592
Gain on valuation of financial assets at fair value through profit or loss		1,067	938
Gain on disposal of long-term investment securities		4,916	922
Gain on settlement of derivatives		119	2,274

	￦	27,055	27,865

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Finance Costs:
Interest expense	￦	63,899	73,551
Loss on foreign currency transactions		3,635	2,581
Loss on foreign currency translations		19	1,111
Loss on disposal of long-term investment securities		1	72
Loss on valuation of financial liabilities at fair value through profit or loss		5	38,087

	￦	67,559	115,402

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest income on cash equivalents and deposits	￦	3,546	4,880
Interest income on installment receivables and others		3,282	3,552

	￦	6,828	8,432

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

24.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest expense on bank overdrafts and borrowings	￦	4,335	12,182
Interest expense on debentures		47,158	50,587
Others		12,406	10,782

	￦	63,899	73,551

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2014 and 2013 are as follows.

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Bad debt for accounts receivable—trade	￦	3,995	5,175
Bad debt for accounts receivable—other		2,971	10,352

	￦	6,966	15,527

25.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2014		March 31, 2013
Profit for the period	￦	153,533	302,177
Weighted average number of common shares outstanding		70,936,336	69,694,999

Basic earnings per share (In won)	￦	2,164	4,336

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

26.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2014		March 31, 2013
Outstanding common shares at January 1	￦	80,745,711	80,745,711
Effect of treasury stock		(9,809,375)	(11,050,712)

Weighted average number of common shares outstanding	￦	70,936,336	69,694,999

(2)	Diluted earnings per share

For the three-month period ended March 31, 2014, potential ordinary share does not exist. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three-month period ended March 31, 2013 as the diluted effect of exchangeable bond is nil (diluted shares of 2,421,077); therefore, diluted earnings per share for the three-month period ended March 31, 2014 and 2013 are same as basic earnings per share.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

27.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	321,657	—	321,657
Financial instruments		—	—	145,569	—	145,569
Short-term investment securities		—	77,085	—	—	77,085
Long-term investment securities(*1)		21,599	649,150	—	—	670,749
Accounts receivable—trade		—	—	1,471,702	—	1,471,702
Loans and other receivables(*2)		—	—	598,697	—	598,697
Derivative financial assets		—	—	—	57,451	57,451

	￦	21,599	726,235	2,537,625	57,451	3,342,910

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable—trade		—	—	1,513,138	—	1,513,138
Loans and other receivables(*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

27.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of March 31, 2014 and December 31, 2013 are as follows, Continued:

(*2)	Details of loans and other receivables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Short-term loans	￦	80,139	72,198
Accounts receivable – other		330,775	388,475
Accrued income		6,206	5,682
Long-term loans		38,251	39,925
Guarantee deposits		143,326	152,057

	￦	598,697	658,337

(2)	Financial liabilities by categories as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014
	Financial liabilities measured at amortized cost		Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	87,705	87,705
Borrowings		501,525	—	501,525
Debentures		4,574,609	—	4,574,609
Accounts payable – other and others(*2)		3,003,845	—	3,003,845

	￦	8,079,979	87,705	8,167,684

(In millions of won)
	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures(*1)		96,147	4,529,770	—	4,625,917
Accounts payable – other and others(*2)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2014 and December 31, 2013 are as follows, Continued:

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

(*2)	Details of accounts payable and other payables as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Accounts payable—other	￦	1,455,983	1,556,201
Withholdings		3	3
Accrued expenses		680,558	653,742
Current portion of long-term payables—other		186,501	206,800
Long-term payables—other		646,598	828,721
Other non-current liabilities		34,202	34,137

	￦	3,003,845	3,279,604

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	21,788	￦	23,287	1,731,338	￦	1,850,454
EUR	12,811		18,824	2,347		3,449
JPY	85,803		891	5,250		55
SGD	—		—	64,860		55,072
AUD	—		—	298,162		294,808
CHF	—		—	298,643		359,731
Other	1,103		1,788	11		7

		￦	44,790		￦	2,563,576

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of March 31, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	2,228	(2,228)
EUR		1,538	(1,538)
JPY		84	(84)
Others		178	(178)

	￦	4,028	(4,028)

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2014, available-for-sale equity instruments measured at fair value amounts to ￦654,142 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate debentures. As of March 31, 2014, floating-rate debentures amount to ￦643,032 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2014 would not have been changed due to the interest expense from floating-rate debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Cash and cash equivalents	￦	321,627	448,429
Financial instruments		145,569	173,569
Available-for-sale financial assets		816	816
Accounts receivable – trade		1,471,702	1,513,138
Loans and receivables		598,697	658,337
Derivative financial assets		57,451	41,712
Financial assets at fair value through profit or loss		21,599	20,532

	￦	2,617,461	2,856,533

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2014, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 24.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Borrowings (*1)	￦	501,525	513,329	414,098	54,420	44,811
Debentures (*1)		4,574,609	5,605,748	885,549	2,605,381	2,114,818
Accounts payable—other and others (*2)		3,003,845	3,128,870	2,315,714	567,633	245,523

	￦	8,079,979	9,247,947	3,615,361	3,227,434	2,405,152

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.

(*2)	Excludes discounts on accounts payable-other and others.

As of March 31, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	￦	57,451	60,977	2,294	37,867	20,816
Liabilities		(87,705)	(93,961)	(27,295)	(65,798)	(868)

	￦	(30,254)	(32,984)	(25,001)	(27,931)	19,948

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2013.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)
	March 31, 2014		December 31, 2013
Liability	￦	9,423,967	9,512,011
Equity		12,832,034	13,315,408

Debt-equity ratio		73.44%	71.44%

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2014 are as follows:

(In millions of won)	March 31, 2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	21,599	—	21,599	—	21,599
Derivative financial assets		57,451	—	57,451	—	57,451
Available-for-sale financial assets		654,142	515,337	46,456	92,349	654,142

	￦	733,192	515,337	125,506	92,349	733,192

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	321,657	—	—	—	—
Available-for-sale financial assets(*1,2)		72,093	—	—	—	—
Accounts receivable – trade and others(*1)		2,070,399	—	—	—	—
Financial instruments(*1)		145,569	—	—	—	—

	￦	2,609,718	—	—	—	—

Financial liabilities that can be measured at fair value
Derivative financial liabilities		87,705	—	87,705	—	87,705

	￦	87,705	—	87,705	—	87,705

Financial liabilities that cannot be measured at fair value
Borrowings	￦	501,525	—	498,055	—	498,055
Debentures		4,574,609	—	4,695,434	—	4,695,434
Accounts payable—other and others(*1)		3,003,845	—	—	—	—

	￦	8,079,979	—	5,193,489	—	5,193,489

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	December 31, 2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss		96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities that cannot be measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable—other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.

(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of March 31, 2014 are as follows:

Interest rate
Derivative instruments	2.55 ~ 3.14%
Borrowings and Debentures	3.39 ~ 3.78%

3)	There have been no transfers from Level 2 to Level 1 for the three-month period ended March 31, 2014 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2014 are as follows:

(In millions of won)
	Balance at Jan. 1		Valuation	Disposal	Balance at Mar. 31
Available-for-sale financial assets	￦	94,318	(1,969)	—	92,349

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)	March 31, 2014
			Gross offset	Net financial instruments	Relevant amount not offset on the statements of financial position
	Gross financial instruments recognized		financial instruments recognized	presented on the statements of financial position	Financial instruments	Cash collaterals received	Net amount
Financial assets:
Derivatives(*)	￦	40,293	—	40,293	(32,804)	—	7,489
Accounts receivable – trade and other		143,137	(128,046)	15,091	—	—	15,091

		183,430	(128,046)	55,384	(32,804)	—	22,580

Financial liabilities:
Derivatives(*)		32,804	—	32,804	(32,804)	—	—
Accounts payable – other		128,046	(128,046)	—	—	—	—

	￦	160,850	(128,046)	32,804	(32,804)	—	—

(In millions of won)	December 31, 2013
			Gross offset	Net financial instruments	Relevant amount not offset on the statements of financial position		Net amount
	Gross financial instruments recognized		financial instruments recognized	presented on the statements of financial position	Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,842	—	—	11,842

		167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others(*)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(*)	As of March 31, 2014, subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Subsidiaries	SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
	M&Service Co., Ltd.	100.0	Data base and internet website service
	SK Communications Co., Ltd.	64.6	Internet website services
	Stonebridge Cinema Fund	56.0	Investment association
	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6	Telecommunication services
	K-net Culture and Contents Venture Fund	59.0	Investment association
	Fitech Focus Limited Partnership II	66.7	Investment association
	Open Innovation Fund	98.9	Investment association
	PS&Marketing Corporation	100.0	Communications device retail business
	Service Ace Co., Ltd.	100.0	Customer center management service
	Service Top Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	BNCP Co., Ltd.	100.0	Internet website services
	SK Planet Co., Ltd.	100.0	Telecommunication service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100.0	Investment association
	SK Planet Japan	100.0	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SKP America LLC.	100.0	Digital contents sourcing service
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	Technology Innovation Partners, L.P.	100.0	Investment association
	SK Telecom China Fund I L.P.	100.0	Investment association

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Salaries	￦	1,339	1,253
Provision for retirement benefits		568	721

	￦	1,907	1,974

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended March 31, 2014 and 2013 are as follows:

(In millions of won)		For the three-month period ended March 31, 2014
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*)	￦	111	177,489	—
Subsidiaries	SK Broadband Co., Ltd.		30,954	120,116	—
	PS&Marketing Corporation		2,695	160,114	—
	Network O&S Co., Ltd.		649	31,887	—
	SK Planet Co., Ltd.		12,863	141,332	500
	SK Telink Co., Ltd.		11,219	7,673	3
	Service Ace Co., Ltd.		1,750	36,930	—
	Service Top Co., Ltd.		1,642	39,691	—
	Others		1,106	7,471	—

			62,878	545,214	503

Associates	F&U Credit information Co., Ltd.		478	11,664	—
	HappyNarae Co., Ltd.		—	903	767
	SK hynix Inc.		1,859	879	—
	SK USA, Inc.		—	659	—
	SK Wyverns Baseball Club Co., Ltd.		3	8,921	—
	HanaSK Card Co., Ltd.		6,971	768	—
	Others		76	1,084	—

			9,387	24,878	767

Other	SK Engineering & Construction Co., Ltd.		626	—	—
	SK C&C Co., Ltd.		686	56,312	23,356
	SK Networks Co., Ltd.		4,823	143,940	2
	SK Networks Service		—	4,879	—
	SK Telesys co., Ltd		56	268	21,199
	Others		2,246	4,851	357

			8,437	210,250	44,914

		￦	80,813	957,831	46,184

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended March 31, 2014 and 2013 are as follows, Continued:

(*)	Operating expense and others include ￦171,053 million of dividends paid by the Company.

(In millions of won)		For the three-month period ended March 31, 2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*)	￦	195	177,939	—
Subsidiaries	SK Broadband Co., Ltd.		14,288	110,501	23
	PS&Marketing Corporation		1,773	137,352	35
	Network O&S Co., Ltd.		515	25,710	—
	SK Planet Co., Ltd.		9,274	134,342	—
	SK Telink Co., Ltd.		7,901	12,313	—
	Service Ace Co., Ltd.		1,936	32,834	—
	Service Top Co., Ltd.		1,718	22,507	—
	Others		3,354	10,418	—

			40,759	485,977	58

Associates	F&U Credit information Co., Ltd.		355	9,880	—
	HappyNarae Co., Ltd.		—	920	234
	SK hynix Inc.		795	—	—
	SK USA, Inc.		—	520	—
	SK Wyverns Baseball Club Co., Ltd.		—	8,500	—
	HanaSK Card Co., Ltd.		8,405	723	—
	Others		1,436	3,994	—

			10,991	24,537	234

Other	SK Engineering & Construction Co., Ltd.		810	211	13,896
	SK C&C Co., Ltd.		723	64,386	20,776
	SK Networks Co., Ltd.		11,095	104,338	22
	SK Networks Service		3,182	4,775	—
	SK Telesys co.,Ltd		52	723	12,633
	Others		2,855	792	—

			18,717	175,225	47,327

		￦	70,662	863,678	47,619

(*)	Operating expense and others include ￦171,053 million of dividends paid by the Company.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

29.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2014 and December 31, 2013 are as follows:

(In millions of won)		March 31, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	86	171,053
Subsidiaries	SK Broadband Co., Ltd.		—	2,734	11,893
	PS&Marketing Corporation		—	1,740	30,465
	Network O&S Co., Ltd.		—	83	143
	SK Planet Co., Ltd.		—	11,014	148,696
	SK Telink Co., Ltd.		—	6,703	2,964
	Service Ace Co., Ltd.		—	619	16,046
	Service Top Co., Ltd.		—	1,484	15,806
	Others		—	4,347	14,039

			—	28,724	240,052

Associates	HappyNarae Co., Ltd.		—	—	986
	SK hynix Inc.		—	967	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	121
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	HanaSK Card Co., Ltd.		—	1,902	185
	Others		—	256	—

			24,727	41,537	1,292

Other	SK Engineering and Construction Co., Ltd.		—	5	8,757
	SK C&C Co., Ltd.		—	—	33,127
	SK Networks Co., Ltd.		—	2,213	28,040
	SK Networks Service		—	—	685
	SK Telesys Co., Ltd.		—	129	23,033
	SK Innovation Co., Ltd.		—	1,088	139
	Others		—	593	1,509

			—	4,028	95,290

		￦	24,727	74,375	507,687

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

29.	Transactions with Related Parties, Continued

(4)	Account balances as of March 31, 2014 and December 31, 2013 are as follows, Continued:

(In millions of won)		December 31, 2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	PS&Marketing Corporation		—	464	32,573
	Network O&S Co., Ltd.		—	1,271	12,450
	SK Planet Co., Ltd.		—	10,882	116,927
	SK Telink Co., Ltd.		—	232	5,346
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	3,975	21,713

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		—	—	436
	SK USA, Inc.		22,102	—	—
	HanaSK Card Co., Ltd.		—	284	—
	Others		—	266	—

			24,727	39,354	2,674

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK C&C Co., Ltd.		—	140	64,071
	SK Networks Co., Ltd.		—	5,920	53,807
	SK Networks Service		—	—	2,290
	SK Telesys Co., Ltd.		—	372	6,438
	SK Innovation Co., Ltd.		—	1,368	—
	Others		—	2,367	8,189

			—	10,934	146,169

Total		￦	24,727	73,611	452,489

(5)	As of March 31, 2014, there are no collateral or guarantee provided by related parties to the Company nor by the Company to related parties.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

30.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

The Company recognized lease payment of ￦3,519 million relating to the above operating lease agreement and lease revenue of ￦2,258 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	14,222	9,031
1~5 years		56,925	32,860
More than 5 years		50,329	24,074

	￦	121,476	65,965

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Interest income	￦	(6,828)	(8,432)
Dividends		(9,628)	(12,577)
Gain on foreign currency translations		(499)	(592)
Gain on valuation of financial assets at fair value through profit or loss		(1,067)	(938)
Gain on disposal of long-term investment securities		(4,916)	(922)
Gain on settlement of derivatives		(119)	(2,274)
Gain on disposal of property and equipment and intangible assets		(112)	(348)
Gain on disposal of investments in subsidiaries and associates		—	(71,200)
Other income		—	(1,067)
Interest expenses		63,899	73,551
Loss on foreign currency translations		19	1,111
Loss on valuation of financial assets at fair value through profit or loss		5	38,087
Loss on disposal of long-term investments securities		1	72
Income tax expense		42,411	77,999
Provision for retirement benefits		8,186	8,587
Depreciation and amortization		536,529	503,601
Bad debt for accounts receivable – trade		3,995	5,175
Loss on disposal of property and equipment and intangible assets		1,563	4,540
Bad debt for accounts receivable – other		2,971	10,352
Other expenses		994	762

	￦	637,404	625,487

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2014 and 2013

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Accounts receivable – trade	￦	37,533	(15,094)
Accounts receivable – other		69,009	(61,923)
Advance payments		(30,558)	(36,050)
Prepaid expenses		6,016	2,764
Inventories		(5,666)	5,512
Long-term prepaid expenses		(6)	5,608
Guarantee deposits		8,779	7,859
Accounts payable – other		(458,039)	(43,838)
Advanced receipts		5,388	2,355
Withholdings		73,428	107,316
Deposits received		(98)	1,295
Accrued expenses		31,275	71,194
Unearned revenue		(24,169)	(21,633)
Provisions		(7,497)	(79,988)
Long-term provisions		19,984	(30,059)
Plan assets		1,801	2,338
Retirement benefit payment		(8,810)	(8,003)
Others		2,069	296

	￦	(279,561)	(90,051)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2014 and 2013 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2014		March 31, 2013
Transfer of other property and equipment and others to construction in progress	￦	100,036	264,163
Transfer of construction in progress to property and equipment and intangible assets		408,256	316,508
Accounts payable – other related to acquisition of property and equipment and intangible assets		239,438	120,318

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)

Name: Soo Cheol Hwang
Title: Senior Vice President

Date: June 13, 2014